SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

2

Summary of Semi-Annual Business Report

On August 13, 2004, Kookmin Bank filed its business report for the first half of 2004 (the “Business Report”) with the Financial Supervisory Commission of Korea pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English.

All references to “Kookmin Bank” mean Kookmin Bank on a non-consolidated basis, and all references to “we”, “us” or “the Bank” mean Kookmin Bank and, as the context may require, its subsidiaries. In addition, all references to “Won” or “W” in this document are to the currency of the Republic of Korea.

3

1. Introduction to the Bank

1.1. Business Purposes

The business purpose of the Bank is to engage in the following business activities:

•	The banking business as prescribed by the Bank Act,

•	The trust business as prescribed by the Banking Trust Act,

•	The credit card business as prescribed by the Non-Banking Financing Act, and

•	The other businesses permitted by the Bank Act or other relevant Korea laws and regulations

1.2. History

•	November 1, 2001

Incorporated and Listed on the New York Stock Exchange

•	November 9, 2001

Listed on the Korea Stock Exchange

•	September 23, 2002

Integrated two brand operations onto a single information technology platform

•	December 4, 2002

Entered into a strategic alliance agreement with ING Bank N.V., which replaced the prior investment agreement with H&CB

•	May 30, 2003

Entered into a merger agreement with Kookmin Credit Card, one of our major subsidiaries, and officially submitted Merger Statement to Financial Supervisory Service

•	September 30, 2003

Completed small-scale merger with Kookmin Credit Card

•	December 16, 2003

Completed strategic investment in Bank Internasional Indonesia (BII) through the Consortium of Sorak Financial Holdings, of which we hold 25% stake

•	December 19, 2003

Fully privatized through the entire disposition of Korean government’s stake in Kookmin Bank

•	April 29, 2004

Established a subsidiary, KB Life Co. Ltd., to engage in insurance business

4

1.3. Capital Structure

1.3.1. Common Shares

Kookmin Bank has authority to issue a total of 1,000,000,000 shares of capital stock according to its Articles of Incorporation. Kookmin Bank’s Articles of Incorporation also provide that it is authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. On completion of the merger between Former Kookmin Bank and H&CB, Kookmin Bank issued 299,697,462 common shares.

Upon the resolution of shareholders’ meeting held on March 22, 2002, Kookmin Bank issued additional 17,979,954 common shares in connection with stock dividend of 6 percent.

On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares. According to this conversion on November 30, 2002, Kookmin Bank issued 10,581,269 common shares and distributed them to Goldman Sachs Capital Koryo, L.P.

With regard to the merger between Kookmin Bank and Kookmin Credit Card on September 30, 2003, Kookmin Bank issued additional 8,120,431 shares on October 1, 2003. Accordingly, as of June 30, 2004, total 336,379,116 shares were issued with 1,681,896 million Won of paid-in capital.

1.3.2. Treasury Stock

The following table shows the acquisition and disposition of our treasury stock as of June 30, 2004

(Unit: in thousands of Won unless otherwise indicated)
Date	Transaction	Number of share	Acquisition/ Disposition amount	Average cost per one share (Won)
November 15, 2001	Acquisition of fractional shares in the course of the merger	41,548	1,794,885	43,200
December 24, 2001	Disposition due to exercise of stock option by a grantee	10,000	432,003	43,200
April 3, 2002	Acquisition of fractional shares due to stock dividend	36,089	2,071,557	57,400
May 14, 2002	Disposition pursuant to the Bank Act of Korea	31,548	1,601,944	50,788
July 30 ~ October 23, 2002	Acquisition pursuant to the Securities and Exchange Act of Korea	3,000,000	147,632,489	49,210
December 24, 2002	Disposition due to exercise of stock option by a grantee	10,000	492,294	49,229
January 15, 2003	Disposition due to exercise of stock option by a grantee	10,000	492,294	49,229
September 4 ~ 9, 2003	Acquisition pursuant to the Securities and Exchange Act of Korea	650,000	29,094,064	44,760
October 16, 2003	Acquisition of fractional shares due to the Merger with Kookmin Credit Card	5,095	214,254	42,050
4th quarter, 2003	Disposition due to exercise of stock option by grantees	78,322	3,792,977	48,428
December 17, 2003	Acquisition from the sale of Korean government shares of the Bank	27,423,761	1,198,568,158	43,700
December 26, 2003	Disposition due to contribution to ESOP account	1,000,000	44,252,000	44,252
1st quarter, 2004	Disposition due to exercise of stock option by grantees	30,855	1,365,396	44,252
2nd quarter, 2004	Disposition due to exercise of stock option by grantees	55,593	2,460,101	44,252

Total	—	29,930,175	1,326,946,499	—

5

1.3.3. Stock Option

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees.

(As of June 30, 2004, Units: in Won, shares)
Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
31-Oct-98	Jung Tae Kim	Chairman, Presidnet&CEO	01-Nov-01	31-Oct-04	5,000	400,000	390,000	10,000
27-Feb-99	Choul Ju Lee	Auditor&Executive Director	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Seung Dong Kim	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,054	20,054	0
27-Feb-99	Young Jo Joo	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Seok Il Cho	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,054	20,054	0
27-Feb-99	Hong Shik Chung	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,000	20,000	0
27-Feb-99	Bong Hwan Cho	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Sun Joo Kim	Executive Vice President	28-Feb-02	27-Feb-05	13,900	10,000	10,000	0
27-Feb-99	Je Hyung Jo	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Ho Gi Baek	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,000	20,000	0
27-Feb-99	Bruce G. Willison	Non Executive Director	28-Feb-02	27-Feb-05	13,900	10,000	10,000	0
28-Feb-00	Jan Op de Beeck	Director&Executive Vice President	01-Mar-03	28-Feb-06	27,600	22,490	0	22,490
28-Feb-00	Sung Chul Kim	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Woo Jung Lee	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Kuk Ju Kwon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Sun Jin Kim	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	1,100	5,900
28-Feb-00	Joon Park	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Moon Soul Chung	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Ju Hyun Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	4,800	0
28-Feb-00	Heung Hoon Chang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	In Joon Kang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	Sung Hee Jwa	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Seung Woo Nam	Non Executive Director	01-Mar-03	28-Feb-06	27,600	1,928	0	1,928
28-Feb-00	Woon Youl Choi	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,909	4,909	0
28-Feb-00	Kyung Hee Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Sung Cheon Hong & 9 others	Employees	01-Mar-03	28-Feb-06	27,600	67,283	24,154	43,129
24-Mar-01	Young Il Kim	Executive Vice President	25-Mar-04	24-Mar-07	25,100	30,000	0	30,000
24-Mar-01	Jong In Park	Executive Vice President	25-Mar-04	24-Mar-07	25,100	19,333	0	19,333
24-Mar-01	Won Bae Yoon	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Jae Kyu Lee	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Chul Soo Ahn	Non Executive Director	25-Mar-04	24-Mar-07	25,100	1,916	0	1,916
24-Mar-01	Jae Han Kim & 2 others	Employees	25-Mar-04	24-Mar-07	25,100	16,491	10,216	6,275
18-Mar-00	Sang Hoon Kim	Chairman&CEO	19-Mar-03	18-Mar-05	23,469	41,460	1,300	40,160
18-Mar-00	Jong Min Lee	Auditor&Executive Director	19-Mar-03	18-Mar-05	23,469	14,807	14,807	0
18-Mar-00	Se Jong Oh	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	In Kie Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Ji Hong Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Jin Ho Hwang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Hyung Jin Chang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Ik Rae Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Bong Ho Paick	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Bock Woan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	11,845	0

*	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees

6

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
18-Mar-00	Yoo Hwan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	5,845	6,000
18-Mar-00	Duk Hyun Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
15-Mar-01	Sang Hoon Kim	Chairman&CEO	16-Mar-04	15-Mar-09	28,027	29,614	0	29,614
15-Mar-01	Jong Min Lee	Auditor&Executive Director	16-Mar-04	15-Mar-09	28,027	14,807	0	14,807
15-Mar-01	In Kie Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Hyung Jin Chang	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	2,961	0
15-Mar-01	Ji Hong Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bong Ho Paick	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Ik Rae Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Seung Heon Han	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Young Seok Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Se Woong Lee	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Chang Ki Min	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	2,961	0
15-Mar-01	Bock Woan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoo Hwan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Duk Hyun Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoon Ok Hyun	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Tai Gon Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	4,845	7,000
15-Mar-01	Byung Sang Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Byung Jin Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Ji Han Koo & 46 others	Employees	16-Mar-04	15-Mar-09	28,027	47,381	9,105	38,276

16-Nov-01	Jung Tae Kim	President&CEO	17-Nov-04	16-Nov-09		500,000	0	500,000

16-Nov-01	Jung Tae Kim	President&CEO	17-Nov-04	16-Nov-09	X1	200,000[2]	0	200,000

16-Nov-01	Sang Hoon Kim	Chairman	17-Nov-04	16-Nov-09		150,000	0	150,000

22-Mar-02	Choul Ju Lee	Auditor&Executive Director	23-Mar-05	22-Mar-10		9,963	0	9,963
22-Mar-02	Henry Cornell	Non Executive Director	23-Mar-05	22-Mar-10		3,321	0	3,321
22-Mar-02	Keun Shik Oh	Non Executive Director	23-Mar-05	22-Mar-10		3,321	0	3,321
22-Mar-02	Dong Soo Chung	Non Executive Director	23-Mar-05	22-Mar-10		10,000	0	10,000
22-Mar-02	Ji Hong Kim	Non Executive Director	23-Mar-05	22-Mar-10	Y3	3,321	0	3,321
22-Mar-02	Timothy Hartman	Non Executive Director	23-Mar-05	22-Mar-10		3,321	0	3,321
22-Mar-02	Sun Jin Kim	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Moon Soul Chung	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Kyung Hee Yoon	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000

22-Mar-02	Jong Kyoo Yoon	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Bong Hwan Cho	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Bum Soo Choi	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	0	13,339
22-Mar-02	Bock Woan Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	0	13,339
22-Mar-02	Ki Taek Hong	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525

1.	Exercise price = 51,200 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4) / 100. The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - 207.25) / 207.25 x 100.
2.	Conditional options up to 200,000: Additional shares shall be granted if the average closing price of Kookmin Bank's stock from August 17, 2004 to November 16, 2004 (or for the three months prior to his resignation, if he resigns earlier than his original tenure) is higher than the stock prices of any other bank listed on the Korea Stock Exchange. The number of options to be granted shall be based on total score, which calculated by the earned total scores of both ROE and market capitalization on November 17, 2004 (or on the date of his resignation, if he resigns earlier than his original tenure). The additional shares will not be exercisable if the CEO works less than 18 months or the earned total score is less than 80 points.
3.	Exercise price = 57,100 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

7

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
22-Mar-02	Sung Hyun Chung	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Ki Sup Shin	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Seong Kyu Lee	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Byung Sang Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Jong Young Yoon & 15 others	Employees	23-Mar-05	22-Mar-10	57,100	148,810	0	148,810
26-Jul-02	Donald H. MacKenzie	Executive Vice President	27-Jul-05	26-Jul-10	58,800	30,000	0	30,000

21-Mar-03	Sung Nam Lee	Auditor & Executive Director	22-Mar-06	21-Mar-11		30,000	0	30,000
21-Mar-03	Moon Soul Chung	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Sun Jin Kim	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Richard Elliott Lint	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Kyung Hee Yoon	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Seoung Woo Nam	Non Executive director	22-Mar-06	21-Mar-11	Y1	10,000	0	10,000
21-Mar-03	Suk Yong Cha	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Bernard S. Black	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Ki Hong Kim	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Eun Joo Park	Non Executive director	22-Mar-06	21-Mar-11		3,351	0	3,351
21-Mar-03	Cheol Soo Ahn	Non Executive director	22-Mar-06	21-Mar-11		3,351	0	3,351
21-Mar-03	Kyung Bae Suh	Non Executive director	22-Mar-06	21-Mar-11		3,351	0	3,351

21-Mar-03	Sung Chul Kim	Executive Vice President	22-Mar-06	21-Mar-11	35,500	9,443	0	9,443
21-Mar-03	Woo Jung Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500	9,443	0	9,443
21-Mar-03	See Young Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,000	7,024	0	7,024
21-Mar-03	Won Suk Oh & 6 others	Employees	22-Mar-06	21-Mar-11	35,500	90,000	0	90,000
27-Aug-03	Jin Baek Cheong	Executive Vice President	28-Aug-03	27-Aug-11	40,500	5,091	0	5,091

22-Mar-01	Han Kyoung Lee[3]	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
22-Mar-01	Jun Chae Song	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
22-Mar-01	Cheol Ho Kim	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
22-Mar-01	Myoung Woo Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429

29-Mar-02	Boung Hak Kim	Former KCC Officer	30-Mar-04	29-Mar-11		3,330	0	3,330
29-Mar-02	Sun Lee	Former KCC Officer	30-Mar-04	29-Mar-11	Y2	3,330	0	3,330
29-Mar-02	Jang Ok Kim	Former KCC Officer	30-Mar-04	29-Mar-11		3,330	0	3,330

09-Feb-04	Young Il Kim	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	10,000	0	10,000
09-Feb-04	Jeung Lak Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	10,000	0	10,000
09-Feb-04	Sang Jin Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	10,000	0	10,000

[1]	Exercise price = 35,500 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.
[2]	Exercise price = 129,100 Won x (1 + the increase rate of Comparative Industry Index x 0.4).

If negative index produced, the factor is not to be considered.

The increase rate of Comparative Industry Index = (B-A)/A

A : KOSPI as of the grant date x 0.5 + KOSPI Banking Industry Index as of the grant date x 0.5

B : KOSPI as of the exercise date x 0.5 + KOSPI Banking Industry Index as of the exercise date x 0.5

[3]	The 7 people in the above stock option table were granted Kookmin Bank stock option retroactively on the indicated dates. Those were originally granted by Kookmin Credit Card(KCC) when they were in office, and due to the Merger between Kookmin Bank and Kookmin Credit Card, those options were converted into stock options of the Bank.

8

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
09-Feb-04	Yun Keun Jung	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Kuk Shin Kang & 9 others	Employees	10-Feb-07	09-Feb-12	46,100	50,000	0	50,000
23-Mar-04	Dong Soo Chung	Non Executive Director	24-Mar-07	23-Mar-12		5.000	0	5,000
23-Mar-04	Woon Youl Choi	Non Executive Director	24-Mar-07	23-Mar-12		5.000	0	5,000
23-Mar-04	Wang Ha Cho	Non Executive Director	24-Mar-07	23-Mar-12	Y1	5.000	0	5,000
23-Mar-04	Young Soon Cheon	Non Executive Director	24-Mar-07	23-Mar-12		5.000	0	5,000
23-Mar-04	Jung Young Kang	Senior Executive Vice President	24-Mar-07	23-Mar-12	47,200	10,000	0	10,000

		Total				2,838,859	717,839	2,121,020

[1]	Exercise price = 47,200 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

9

1.4. Employee Stock Ownership Association

	Beginning balance	Increase	Decrease	Ending Balance (June 30, 2004)	Remarks
Registered common stock	1,000,000	—	16,863	983,137	Due to distribution upon ERP

Total	1,000,000	—	16,863	983,137	—

1.5. Dividend

The following table shows dividend policy and the related information for the last three years. The Board of Directors of Kookmin Bank made a resolution not to pay dividend for the fiscal year of 2003, and shareholders of Kookmin Bank approved of no dividend payout for the year at the general shareholders’ meeting held on March 23, 2004

(Units: in millions of Won unless indicated otherwise)

	2003	2002	2001
Net (loss) income for the period	(753,348)	1,310,291	740,565
Basic (loss) earnings per share (Won)	(2,311)	4,123[1]	3,706
Maximum amount available for dividend	133,369	1,192,643[2]	604,984
Total dividend amount	—	325,232	119,866
Dividend payout ratio (%)	—	24.82[3]	16.19
Cash dividend per common share (Won)	—	1,000	100
Stock dividend per common share (%)	—	—	6
Dividend per preferred share (Won)	—	—	—
Dividend yield ratio (%)	—	2.38[4]	0.80
Net asset value per common share (Won)	25,672	30,614[5]	29,742
Ordinary income per common share (Won)	(2,311)	4,123	3,706

1.	Earnings per share = net income (1,310,291,195,314 Won) / weighted average number of shares (317,786,872 shares)
2.	Maximum amount available for dividend = retained earnings before appropriations (1,319,970 millions of Won) + transferred from prior years’ reserves (5,417 millions of Won) – appropriated amount pursuant to the relevant rules and regulations (132,744 millions of Won)
3.	Dividend payout ratio = total dividend amount for common shares (325,232,596,000 Won) / net income (1,310,291,195,314 Won).
4.	Dividend yield ratio = dividend per share (1,000 Won) / market closing price of December 31, 2002 (42,000 Won)
5.	Net asset value per common share = total shareholders’ equity (10,049,396 millions of Won) / total issued shares as of December 31, 2002 (328,258,685 shares).

10

2. Business

2.1. Sources and Uses of Fund

2.1.1. Sources of Fund

(Unit: in millions of Won)

		June 30, 2004		December 31, 2003		December 31, 2002
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency
	Deposits	120,119,634	3.35	117,045,837	3.69	113,157,719	4.21
	Certificate of deposit	5,788,913	4.17	4,068,327	4.45	2,119,900	4.82
	Borrowings	3,189,166	3.55	3,625,926	3.89	4,568,873	4.45
	Call money	1,494,968	3.62	1,315,639	3.93	1,039,249	4.02
	Other	22,089,425	5.81	23,311,299	5.91	14,254,281	6.70

Subtotal		152,682,106	3.74	149,367,028	4.06	135,140,022	4.49

Foreign currency
	Deposits	1,531,606	0.61	1,276,952	0.84	1,096,544	1.28
	Borrowings	3,033,233	0.85	3,462,883	1.01	2,269,774	2.45
	Call money	185,702	1.19	150,609	1.07	293,151	1.65
	Finance debentures issued	866,279	2.07	773,840	2.11	1,071,848	3.57
	Other	37,393	0.01	26,491	—	23,087	—

Subtotal		5,654,213	0.98	5,690,775	1.12	4,754,404	2.67

Other
	Total Shareholders Equity	9,361,275	—	12,053,112	—	14,586,550	—
	Allowances	509,089	—	98,422	—	63,039	—
	Other	13,261,836	—	9,509,283	—	3,717,379	—

Subtotal		23,132,200	—	21,660,817	—	18,366,968	—

Total		181,468,519	3.18	176,718,620	3.47	158,261,394	3.92

11

2.1.2. Uses of Fund

(Unit: in millions of Won)

		June 30, 2004		December 31, 2003		December 31, 2002
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency
	Due from banks	164,443	0.94	165,358	1.37	1,041,865	4.62
	Securities	23,731,562	5.14	30,069,922	7.26	30,180,305	6.32
	Loans	125,625,510	6.72	121,725,298	7.10	105,188,481	7.79
	Advances for customers	92,197	1.31	96,547	5.79	91,583	4.35
	Call loan	1,516,837	3.90	685,953	3.92	736,571	4.36
	Private placement corporate bonds	1,472,449	6.47	1,287,623	10.26	1,631,524	7.32
	Credit card accounts	10,599,504	10.27	6,698,954	10.44	5,719,359	10.25
	Other	212,731	—	298,858	—	374,718	—
	Allowance for credit losses (-)	3,559,711	—	1,823,976	—	1,437,960	—

Subtotal		159,855,522	6.90	159,204,537	7.41	143,526,446	7.66

Foreign currency
	Due from banks	587,604	1.14	612,862	1.33	253,390	1.35
	Securities	1,293,818	3.17	1,269,538	5.23	1,302,214	7.97
	Loans	2,679,283	4.51	2,785,091	3.11	3,216,042	3.39
	Call loan	84,063	1.15	84,803	1.28	188,465	1.98
	Bills bought	1,808,563	1.72	1,983,368	1.83	835,356	4.71
	Other	6,904	—	12,391	—	15,739	—
	Allowance for credit losses (-)	78,989	—	132,105	—	267,194	—

Subtotal		6,381,246	3.17	6,615,948	3.03	5,544,012	4.95

Other
	Cash	982,439	—	968,815	—	914,639	—
	Fixed assets held for business	3,057,456	—	3,210,463	—	3,126,812	—
	Other	11,191,856	—	6,718,857	—	5,149,485	—

Subtotal		15,231,751	—	10,898,135	—	9,190,936	—

Total		181,468,519	6.19	176,718,620	6.79	158,261,394	7.12

12

2.2. Principal Banking Activities

2.2.1. Deposits

The following table shows the average balances of our deposits for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

		June 30, 2004		December 31, 2003		December 31, 2002
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits in Won
	Demand deposits	13,087,353	13,727,133	12,192,971	14,110,288	10,654,651	12,987,742
	Time & savings deposits	98,586,310	95,653,542	96,668,084	97,616,747	93,347,999	93,630,423
	Mutual installment deposits	6,860,103	6,728,736	6,958,043	7,054,752	8,058,664	7,491,115
	Mutual installment for housing	5,513,682	5,537,464	5,161,535	5,423,853	4,463,601	4,872,637
	Certificates of deposits	5,788,913	6,371,087	4,068,327	6,499,258	2,119,900	3,044,089

Subtotal		129,836,361	128,017,962	125,048,960	130,704,898	118,644,815	122,026,006

Deposits in foreign currency		1,514,789	1,900,982	1,276,952	1,475,374	1,096,544	1,083,647

Trust deposits
	Money trust	8,136,774	7,567,983	13,064,749	10,278,357	17,214,936	15,356,285
	Property trust	18,836,553	16,024,160	24,512,746	21,453,761	16,783,690	26,852,684

Subtotal		26,973,327	23,592,143	37,577,495	31,732,118	33,998,626	42,208,969

Total		158,324,477	153,511,087	163,903,407	163,912,390	153,739,985	165,318,622

2.2.2. Average Deposit per Domestic Branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: in millions of Won)

	June 30, 2004	December 31, 2003	December 31, 2002
Deposits	126,090	119,593	121,137
Deposits in Won	124,976	118,756	120,336

13

2.2.3. Average Deposit per Employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: in millions of Won)

	June 30, 2004	December 31, 2003	December 31, 2002
Deposits	7,317	7,487	7,256
Deposits in Won	7,252	7,434	7,208

2.2.4. Loan Balances

The following table shows the average balances of our loans for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

	June 30, 2004		December 31, 2003		December 31, 2002
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	125,616,836	125,823,004	121,705,493	123,715,244	53,498,087	94,698,769
Loans in foreign currency	3,935,941	3,976,529	4,160,185	4,019,929	3,924,562	4,174,237
Advances to customers	96,627	61,583	107,091	89,665	244,158	199,831
Subtotal	129,649,404	129,861,116	125,972,769	127,824,838	57,666,807	99,072,837
Trust account loans	456,659	435,427	531,500	489,788	2,194,851	1,117,817

Total	130,106,063	130,296,543	126,504,269	128,314,626	59,861,658	100,190,654

2.2.5. Loan Balances as of June 30, 2004 by Remaining Years to Maturities

(Unit: in millions of Won)

	Less than 1 year	More than 1 year~ less than 3 years	More than 3 years~ less than 5 years	More than 5 years	Total
Loans in Won	69,230,707	40,287,930	5,464,291	10,840,076	125,823,004
Loans in foreign currencies	2,769,561	531,536	376,804	298,628	3,976,529

14

2.2.6. Loan Balances by Types

The following table shows the banking account balances of our loans in Won by uses as of the dates indicated.

		(Unit: in millions of Won)
		June 30, 2004	December 31, 2003	December 31, 2002
Loans to enterprise
	Loans for operations	35,023,952	35,351,506	35,369,066
	Loans for facility	6,522,031	6,631,703	5,963,631
Loans to households		43,079,968	42,884,305	40,477,483
Loans to public sector & others
	Loans for operations	612,590	526,227	738,632
	Loans for facility	41,872	42,473	39,414
Loans on property formation savings		12,741	62,963	95,252
Loans for housing		40,517,033	38,199,290	33,731,435
Inter-bank loans		9,452	12,815	20,941
Others		3,365	3,962	5,449

Total		125,823,004	123,715,244	116,441,303

2.2.7. Loan to Deposit Ratio

The following table shows loan to deposit ratio as of indicated dates.

	(Units: in millions of Won, %)
	June 30, 2004	December 31, 2003	December 31, 2002
Loans[1] (A)	125,616,836	121,705,493	105,106,146
Deposits[2] (B)	129,836,362	125,048,960	118,644,815

Loan to deposit ratio (A/B)	96.75	97.33	88.59

2.2.8. Acceptances and Guarantees

	(Unit: in millions of Won)
	June 30, 2004	December 31, 2003	December 31, 2002
Determined	693,864	800,297	1,031,698
Contingent	1,255,115	1,281,518	1,306,878

Total	1,948,979	2,081,815	2,338,576

1.	Average balance of loans in each indicated date
2.	Average balance of deposits in each indicated date. The balances include certificate of deposits

15

2.2.9. Breakdown of Securities Investment

The following table shows the average balances of our securities for the periods ended and ending balances as of the indicated dates.

				(Unit: in millions of Won)
		June 30, 2004		December 31, 2003		December 31, 2002
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Securities in Won (Banking account)
	Monetary stabilization bonds	6,268,456	6,929,757	4,343,978	5,540,598	2,834,534	3,269,269
	Government and public bonds	5,013,583	4,572,689	5,630,422	5,885,595	4,272,946	5,252,321
	Debentures	6,100,300	5,740,146	11,028,217	7,149,089	13,154,258	12,378,717
	Stocks	968,806	974,539	1,380,254	877,013	2,146,149	1,661,682
	Others	5,380,418	5,087,489	7,687,051	7,299,404	7,809,012	7,162,134

Subtotal		23,731,563	23,304,620	30,069,922	26,751,699	30,216,899	29,724,123

Securities in Won (Trust account)
	Monetary stabilization bonds	1,294,271	1,316,630	984,380	878,077	1,309,515	583,379
	Government and public bonds	772,443	1,080,039	1,182,165	1,252,419	2,023,503	1,323,195
	Debentures	2,513,939	2,206,600	5,876,064	4,080,362	8,035,960	7,600,794
	Stocks	599,027	540,768	763,277	592,379	904,921	924,514
	Others	1,938,599	2,067,226	3,208,160	2,106,262	3,945,649	3,821,884

Securities in foreign currency (Trust Account)		740,683	683,073	868,819	767,675	559,964	747,253

Subtotal		7,858,962	7,894,336	12,882,865	9,677,174	77,213,310	74,449,265

Securities in foreign currency (Banking account)
	Foreign securities	962,949	961,881	999,806	1,072,483	945,199	960,749
	Off-shore foreign securities	327,201	280,310	269,732	277,663	320,423	255,878

Subtotal		1,290,150	1,242,191	1,269,538	1,350,146	1,265,622	1,216,627

Total		32,880,675	32,441,147	44,222,325	37,779,019	48,262,033	45,941,769

2.2.10. Trust Account

			(Unit: in millions of Won)
	June 30, 2004		December 31, 2003		December 31, 2002
	Total amount trusted	Trust fees	Total amount trusted	Trust fees	Total amount trusted	Trust fees
Return-guaranteed trust	368	312	559	45,682	1,528	59,530
Performance trust	23,591,775	50,960	37,576,936	186,851	33,997,098	241,444

Total	23,592,143	51,272	37,577,495	232,533	33,998,626	300,974

16

2.2.11. Credit Card

2.2.11.1. BC Card

(Unit: in millions of Won unless indicated otherwise)
		As of or for the years ended of indicated dates
		June 30, 2004	December 31, 2003	December 31, 2002
Number of card holders (Person)
	Corporate	51,109	68,359	58,090
	Individual	3,446,568	3,664,505	4,748,427

Number of merchants		305,225	309,699	262,619

Profit	Sales[1]	7,875,300	22,326,200	27,216,500
	Fee revenue	391,920	1,044,463	1,039,710

2.2.11.2. KB Card (formerly Kookmin Card2)

(Unit: in millions of Won unless indicated otherwise)
		As of or for the years ended of indicated dates
		June 30, 2004	December 31, 2003	December 31, 2002
Number of card holders (Person)
	Corporate	133,867	151,998	153,425
	Individual	10,271,855	10,990,703	11,638,968

Number of merchants		1,512,364	1,528,872	1,675,176

Profit	Sales[1]	25,351,800	70,209,300	83,860,180
	Fee revenue	1,131,789	2,967,554	155,545

2.3. Branch Networks

As of June 30, 2004, we had 1,085 branches and 46 sub-branches in Korea, the largest number of branches among Korean commercial banks. Approximately 41.9% of our branches and sub-branches are located in Seoul.

We also have three overseas branches in Tokyo, New York and Auckland, and 1 overseas office in Guangzhou in China

1.	Includes credit card receivables and cash advances.
2	Figures for 2002 are results of former Kookmin Credit Card.

17

2.4. Other Information for Investment Decision

2.4.1. BIS Risk-adjusted Capital Ratios

(Units: in millions of Won, %)
	June 30, 2004	December 31, 2003	December 31, 2002
Risk-adjusted capital (A)	12,951,312	12,739,857	14,439,313
Risk-weighted assets (B)	124,863,630	127,397,339	138,703,021

BIS ratios (A/B)	10.37[1]	10.00	10.41

2.4.2. Non-Performing Loans2

(Units: in millions of Won unless indicated otherwise)
June 30, 2004		December 31, 2003		Change
Amount	NPL to total loans	Amount	NPL to total loans	Amount	NPL to total loans
4,320,117	3.06%	4,202,254	2.99%	117,863	0.07%p

2.4.3. Loan Loss Allowances

The following table shows the balance of our loan losses allowances as of the dates indicated.

(Units: in millions of Won)
		June 30, 2004	December 31, 2003	December 31, 2002
Loan losses allowance
	Loans in Won	2,668,535	2,271,198	1,905,065
	Loans in foreign currencies	57,279	68,045	103,838
	Credit card	896,135	1,187,616	284,491
	Others	211,549	163,482	85,302

	Total	3,833,498	3,690,341	2,378,696

Write-offs for the Period		2,414,274	4,509,979	1,527,311

[1]	Tentative ratio
2.	Non-performing loans are defined as those loans that are past due more than 90 days or that are placed non-accrual status according to the Financial Supervisory Service’s guidelines.

18

2.4.4. Changes of Loan Loss Allowances for Recent Three Years

	June 30, 2004	December 31, 2003	December 31, 2002
Beginning balance	3,905,342	2,378,696	2,271,179
Net Write-Off(-)	2,234,379	2,728,891	1,485,962
Write-Off	4,414,274	4,509,979	1,527,311
Recovery	272,065	761,718	269,533
Other	(92,170)	1,013,370	(228,144)

Provision for loan losses	1,162,535	4,040,536	1,593,479

Ending balance	3,833,498	3,690,341	2,378,696

19

3. Financial Information

3.1. Non-Consolidated Condensed Financial Statements

(Unit: in millions of Won)
	As of or for the years ended of indicated dates
	June 30, 2004	December 31, 2003
Cash and due from banks	7,824,992	6,526,345
Securities	24,546,809	28,101,845
Loans	139,887,993	139,920,521
Fixed assets	2,944,831	3,019,556
Other assets	9,549,898	6,484,239

Total assets	184,754,523	184,052,506

Deposits	129,918,944	132,180,272
Borrowings	11,375,873	10,902,800
Debentures	19,668,297	19,192,581
Other liabilities	14,969,653	13,362,339

Total Liabilities	175,932,767	175,637,992

Common stocks	1,681,896	1,681,896
Capital surplus	6,230,738	6,230,738
Retained earnings	1,971,342	1,662,119
Capital adjustments	(1,062,220)	(1,160,239)

Total shareholders’ equity	8,821,756	8,414,514

Liabilities and Shareholders’ Equity	184,754,523	184,052,506

Operating revenue	9,600,767	15,556,986
Operating income	350,550	76,084
Continuing (loss) income before income taxes	447,364	(1,146,444)

Net (loss) income	307,561	(753,348)

3.2. Other Financial Information

See Exhibit 99.1, Kookmin Bank Non-Consolidated Interim Report by our independent auditors for our full financial statements and relevant notes. The Report is also available at our website www.kbstar.com.

20

4. Independent Accountant Fees and Services

4.1. Audit & Review Fees

Our financial statements for the first quarter of 2004 have been reviewed by Samil Accounting Corporation, a Korean member firm of PRICEWATERHOUSECOOPERS. The aggregate contract fee for the audit and review fees for the fiscal year 2004 is 1,200 million Won.

4.2. Non-Audit Services

The following is a description of non-audit services rendered by our independent auditor for the recent three years.

(Units: in millions of Won unless indicated otherwise)
Year	Service description	Amount of payment
2004	-	—
2003
	- US GAAP conversion for 2003	US$3,950 thousand
	- US GAAP conversion for 2002	US$3,800 thousand
	- Due Diligence on Kookmin Credit Card	250
	- SEC Filing regarding the proposed merger with Kookmin Credit Card	US$30 thousand

2002
	- Project for improving the accounting process	690
	- Advisory service for the conversion process in US GAAP	1,450

21

5. Corporate Governance and Affiliated Companies

5.1. Board of Directors & Committees under the Board

The board of directors holds regular meetings every quarter. The board of directors consists of directors and resolves each following matter:

•	matters relating to business objectives and performance evaluation;

•	matters relating to amendments of the Articles of Incorporation;

•	matters relating to budget and accounting including salaries of directors and employees;

•	matters relating to major organizational changes such as dissolution, business transfer and merger;

•	matters relating to internal control standards; or

•	other matters determined by law and the board of directors regulations.

We currently have six management committees that serve under the board:

•	the Board Steering Committee;

•	the Management Strategy Committee;

•	the Risk Management Committee;

•	the Audit Committee;

•	the Compensation Committee; and

•	the Non Executive Director Nominating Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders. For list of our directors, see 6. Directors, Senior Management and Employees / 6.1. Executive Directors and 6.2. Non-Executive Directors.

5.2. Audit Committee

Audit Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter and as-needed basis.

22

5.3. Compensation to Directors

For the 6 months period ended June 30, 2004, the aggregate of the remuneration paid by us to 1 President & CEO and our other executive directors and 2) our non-executive directors was 2,265 million Won, 325 million Won, respectively. The following table shows the breakdown of the remuneration.

(Units: in millions of Won)
	The aggregate remuneration paid	Limit for the remuneration resolved by shareholders’ meeting	Average amount of the payment per person
1) Executive Directors	2,265	8,000	492
2) Non Executive Directors	325		24

Total	2,590	8,000	148

As part of remuneration, Kookmin Bank also granted stock options to directors. See 1.3.3. Stock Option.

5.4. Voting Rights of Shareholders

Each outstanding share of our common stock is entitled to one vote per share. If the method of written resolution at the general meeting of shareholders is adopted by resolution of the board of directors, at which the convening of the general meeting of shareholders is determined, the shareholders may exercise their voting rights in writing without participating the meeting in person. In this case, the Bank is required to send the documents and references necessary for exercise of voting rights, together with the convening notice. If a shareholder intends to exercise his/her voting rights in writing, the shareholder is required to fill in a certain form and submit it to the Bank one day before the date set for the general meeting of shareholders.

5.5. Share Ownership

The following table presents information regarding the selected major ownership of our shares as of December 31, 2003, the latest record date.

(Unit: Shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
The Bank of New York[1]	35,000,566	10.41
Kookmin Bank[2]	30,016,623	8.92
ING Bank N.V.	12,716,691	3.78
Euro-Pacific Growth Fund	10,682,290	3.18
Emerging Markets Growth	10,125,055	3.01
National Pension Fund	7,496,146	2.23
Goldman Sachs Capital SH	3,831,151	1.14

[1]	Depositary of ADRs
[2]	Treasury stocks with no voting right

23

5.6. Affiliated Companies

5.6.1. List of Affiliates1

As of June 30, 2004, we have following affiliates.

•	KB Investment Co., Ltd.

•	KB Asset Management Co., Ltd.

•	KB Real Estate Trust Co., Ltd.

•	KB Credit Information Co., Ltd.

•	KB Data Systems Corporation

•	KB Futures Co., Ltd.

•	KB Life Co., Ltd.

•	ING Life Korea Ltd.

•	Kookmin Bank Luxemburg. S.A.

•	Kookmin Bank International (London) Ltd.

•	Kookmin Finance Hong Kong Ltd.

•	Sorak Financial Holdings

5.6.2. Operating Results of Affiliates

		(Unit: in millions of Won)
		Operating results of the latest fiscal year
Company name	Closing date	Total Assets	Total Liabilities	Total Equities	Sales	Net Income
KB Investment	December 31, 2003	95,555	18,194	77,361	19,227	5,300
KB Asset Management	March 31, 2004	61,432	4,113	57,319	24,401	9,711
KB Real Estate Trust	December 31, 2003	257,724	159,595	98,129	56,613	10,402
KB Credit Information	December 31, 2003	25,177	7,385	17,792	43,717	3,841
KB Data Systems Corp.	December 31, 2003	17,898	3,244	14,654	37,389	1,035
KB Futures	March 31, 2004	35,791	9,973	25,818	8,691	1,056
KB Life[2]	June 30, 2004	127,177	9,329	29,671	5,615	(329)
ING Life Korea	March 31, 2004	3,461,826	3,228,415	233,411	1,865,503	103,088
Kookmin Bank Luxemburg	June 30, 2004	7,592	3,057	4,535	1,026	6
Kookmin Bank International (London)	June 30, 2004	310,655	255,546	310,655	4,909	1,090
Kookmin Finance HK	June 30, 2004	443,679	376,692	66,987	6,206	3,814
Sorak Financial Holdings	June 30, 2004	319,538	45,923	273,615	—	(14)

[1]	Excluding Jooeun Industry and Jangeun Securities which have been under liquidation procedures.
[2]	Since its establishment (i.e. April 29 ~ June 30, 2004)

24

6. Directors, Senior Management and Employees

As of August 13, 2004, our board of directors, which consists of 3 executive directors and 11 non-executive directors, has the ultimate responsibility for the management of our affairs.

6.1. Executive Directors

Our 3 executive directors consist of President & CEO and two executive vice presidents.

The names and positions of our directors with Kookmin Bank’s common stocks owned are set forth below.

Name	Date of Birth	Position	Common Stocks Owned
Jung Tae Kim	08/15/1947	President & CEO	126,581
Seong Kyu Lee	10/25/1059	Executive Director & EVP	—
Donald H. MacKenzie	12/20/1948	Executive Director & EVP	—

6.2. Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. As of August 13, 2004, 11 non-executive directors are in office.

Our current non-executive directors with Kookmin Bank’s shares owned are as follows.

Name	Date of Birth	Position	Common Stocks Owned
Moon Soul Chung	03/07/1938	Non-Executive Director	4,851
Richard Elliott Lint	01/04/1946	Non-Executive Director	910
Sun Jin Kim	06/08/1942	Non-Executive Director	3,935
Dong Soo Chung	09/24/1945	Non-Executive Director	860
Kyung Hee Yoon	01/05/1947	Non-Executive Director	—
Suk Yong Cha	06/09/1953	Non-Executive Director	1,240
Bernard S. Black	11/13/1953	Non-Executive Director	900
Ki Hong Kim	01/10/1957	Non-Executive Director	1,360
Woon Youl Choi	04/02/1950	Non-Executive Director	9,049
Wang Ha Cho	09/18/1953	Non-Executive Director	361
Young Soon Cheon	02/01/1961	Non-Executive Director	290

25

6.3. Senior Management

In addition to the executive directors who are also our executive officers, we currently have the following 7 executive officers as of August 13, 2004.

Name	Date of Birth	Position	Common Shares Owned
Jong Kyoo Yoon	10/13/1955	Senior Executive Vice President	3,300
Jeung Lak Lee	06/13/1958	Senior Executive Vice President	—
Sang Jin Lee	05/21/1955	Senior Executive Vice President	1,078
Yun Keun Jung	07/01/1951	Senior Executive Vice President	2,416
Jung Young Kang	01/29/1951	Senior Executive Vice President	—
Young Il Kim	07/06/1953	Senior Executive Vice President	3,327
Ki Sup Shin	10/29/1955	Senior Executive Vice President	280

6.4. Compensation to Directors and Senior Management

The total compensation to both directors and senior management for the first half of 2004, excluding grant of stock options, is 5,121,164,583 Won, and the average compensation amount per person is 150,622,483 Won. During the 6 months, we had 20 directors and 14 executive vice presidents.

6.5. Employees

The following table shows the breakdown of our employees as of June 30, 2004.

(Unit: in millions of Won)

	Number of Employees			Average Tenure of the Full-time Employees	Total Payment for the 1st half of 2004	Average Monthly Payment per Person
	Full-time	Contractual	Total
Male	14,108	1,232	15,340	16.13	414,204	4.5
Female	4,945	7,880	12,825	13.41	216,175	2.8
Total	19,053	9,112	28,165	15.43	630,379	3.7

26

7. Related Party Transaction

A number of banking transactions are entered into with related parties in the ordinary course of business. Generally, these transactions include loans, deposits, debt securities and other arms-length transactions relating to our banking business. These transactions are carried out on commercial terms and conditions and at market rates.

7.1. Transactions with the Largest Shareholders or Affiliates

7.1.1. Investments in Affiliates1

(Unit: in millions of Won)
Name	Relation with the Bank	Account	Par Value	Beginning Balance (January 1, 2004)	Increase	Decrease	Ending Balance (June 30, 2004)
KB Real Estate Trust	Affiliate	Equity Securities of Affiliate	79,999	79,999	—	—	79,999
KB Investment	Affiliate	Equity Securities of Affiliate	44,708	44,708	—	—	44,708
KB Asset Management	Affiliate	Equity Securities of Affiliate	30,670	30,670	—	—	30,670
KB Futures	Affiliate	Equity Securities of Affiliate	19,996	19,996	—	—	19,996
KB Data Systems Corp.	Affiliate	Equity Securities of Affiliate	7,998	7,998	—	—	7,998
KB Credit Information	Affiliate	Equity Securities of Affiliate	4,154	4,154	—	—	4,154
KB Life	Affiliate	Equity Securities of Affiliate	30,000	0	30,000	—	30,000
ING Life Korea	Affiliate	Equity Securities of Affiliate	14,000	14,000	—	—	14,000
KOMOCO	Affiliate	Equity Securities of Affiliate	30,000	30,000	—	30,000	0

Total			261,525	231,525	30,000	30,000	231,525

[1]	Excluding Jooeun Industry and Jangeun Securities which have been under liquidation procedures

27

7.1.2. Real Estate Transactions with Affiliates

(Unit: in millions of Won)
Name	Relation with the Bank	Type	Account	The Number of Contracts	Deposits	Rent Fee
KB Credit Information	Affiliate	Building	Rental Income	20	4,610.96	11.73
KB Real Estate Trust	Affiliate	Building	Rental Income	2	1,738.00	3.56
KB Data Systems Corp.	Affiliate	Building	Rental Income	1	2,484.31	—
KB Futures	Affiliate	Building	Rental Income	1	1,363.36	—
KB Life	Affiliate	Building	Rental Income	1	1,839.20	—

Total	—	—	—	25	12,035.83	15.29

7.2. Transactions with Other than the Largest Shareholders or Affiliates

7.2.1. Loans and Guarantees

(Unit: in millions of Won)
Name	Relation with the Bank	Account	Beginning Balance (January 1, 2004, or on the date of appointment)	Ending Balance (June 30, 2004)	Increase / (Decrease) for the period
DSME Co.	Related party of Non executive director, Dong Soo Chung	Payment guarantee	625	656	31

Kolon Co.	Related party of Non executive director, Wang Ha Cho	Overdraft	30,000	0	378 (30,378)

Kolon Construction	Related party of Non executive director, Wang Ha Cho	Overdraft	0	0	77 (77)

Hankyoreh Plus	Related party of Senior executive vice president, Seong Kyu Lee	Loans for working capital	6,915	6,394	945 (1,466)

Total			37,540	7,127	(30,413)

28

7.2.2. Real Estate Transaction

(Unit: in millions of Won)
Name	Relation with Kookmin Bank	Type	Account	Deposits	Rent Fee
Haitai Confectionary & Foods	Related party of Non executive director, Suk Yong Cha	Building	Rental Deposit	150	—
DSME Co.	Related party of Non executive director, Dong Soo Chung	Building	Rental Deposit	—	11.04

Total				150	11.04

29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: August 13, 2004	By:	/s/ Ki Sup Shin
(Signature)

	Name:	Ki Sup Shin
	Title:	Senior Executive Vice President &
Chief Financial Officer

30

Kookmin Bank

Non-Consolidated Interim Financial Statements

June 30, 2004 and 2003

Kookmin Bank

Index

June 30, 2004 and 2003, and December 31, 2003

Page(s)

Report of Independent Accountants	1–2

Non-Consolidated Interim Financial Statements

Balance Sheets	3

Statements of Operations	4

Statements of Cash Flows	5–6

Notes to Non-Consolidated Interim Financial Statements	7–55

Samil PricewaterhouseCoopers Kukje Center Building 191 Hankangro 2ga, Yongsanku Seoul 140-702, KOREA (Yongsan P.O. Box 266, 140-600)

Report of Independent Accountants

To the Board of Directors and Shareholders of

Kookmin Bank

We have reviewed the accompanying non-consolidated balance sheet of Kookmin Bank (“the Bank”) as of June 30, 2004, and the related non-consolidated statements of operations and cash flows for the three-month and six-month periods ended June 30, 2004 and 2003, expressed in Korean Won. These interim financial statements are the responsibility of the Bank’s management. Our responsibility is to issue a report on these interim financial statements based on our review.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank’s personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of Kookmin Bank as of December 31, 2003 and the related non-consolidated statements of operations, appropriation of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 3, 2004. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2003, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2003.

Samil PricewaterhouseCoopers is the Korean member firm of the PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

As discussed in Note 33 to the non-consolidated financial statements, on May 30, 2003, the Bank obtained approval from the Board of Directors to enter into a merger agreement with Kookmin Credit Card Co., Ltd. (the “Subsidiary”), its majority-owned subsidiary. According to the resolution of the Board of Directors, the Bank merged with the Subsidiary on September 30, 2003. The merger was effected through an exchange of shares with the minority shareholders of the Subsidiary as of July 24, 2003, who received 0.442983 share of the Bank’s common stock for each share of the Subsidiary.

As discussed in Note 20 to the non-consolidated financial statements, in accordance with the resolution of the Board of Directors on December 17, 2003, the Bank acquired 27,423,761 of its own shares previously owned by the Korean government at (Won)43,700 per share through public bidding and intends to sell these shares of treasury stock depending on certain market conditions. As of June 30, 2004, the Bank holds 8.90% of the total common stock issued as treasury stock.

As discussed in Note 4 to the non-consolidated financial statements, as a means to venture into the insurance business for diversification of revenues, the Bank invested (Won)30,246 million (including acquisition costs) on April 29, 2004, to acquire a 100% ownership of KB Life Insurance Co., Ltd., which was founded to acquire the assets and the liabilities of Hanil Life Insurance Co., Ltd.

As discussed in Note 16 and 34 to the non-consolidated financial statements, the Bank’s total exposure (including loans and securities) to LG Card Co., Ltd., which is under the joint control of financial institutions as it is currently experiencing a financial crisis, amounts to (Won)715,249 million as of June 30, 2004. And a second debt-equity swap amounting to (Won)362,250 million was executed in July 28, 2004. In addition, the Bank holds securities issued by credit card companies and capital companies, which are experiencing liquidity problems, amounting to (Won)263,289 million as of June 30, 2004. The ultimate effect of these circumstances on the financial position of the Bank as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are knowledgeable about Korean accounting principles or review standards and their application in practice.

Seoul, Korea

July 15, 2004

This report is effective as of July 15, 2004, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank

Non-Consolidated Balance Sheets

June 30, 2004 and December 31, 2003

(Unaudited)

(in millions of Korean Won)	2004		2003
Assets
Cash and due from banks (Note 3)	(Won)	7,824,992	(Won)	6,526,345
Securities (Note 4)		24,546,809		26,908,462
Loans (Notes 5 and 6)		139,887,993		141,143,674
Fixed assets (Note 7)		2,944,831		3,019,556
Other assets (Note 8)		9,549,898		6,484,239

Total assets	(Won)	184,754,523	(Won)	184,082,276

Liabilities and Shareholders’ Equity
Deposits (Note 9)	(Won)	129,918,944	(Won)	132,180,272
Borrowings (Note 10)		11,375,873		10,902,800
Debentures (Note 11)		19,668,297		19,192,581
Other liabilities (Note 13)		14,969,653		13,392,109

Total liabilities		175,932,767		175,667,762

Commitments and contingencies (Notes 14 and 16)

Common stock ((Won)5,000 par value per share, 1 billion shares authorized and 336,379,116 shares outstanding in 2004) (Notes 1 and 17)		1,681,896		1,681,896
Capital surplus (Note 18)		6,230,738		6,230,738
Retained earnings (Note 19)		1,971,342		1,662,119
Capital adjustments (Note 20)		(1,062,220)		(1,160,239)

Total shareholders’ equity		8,821,756		8,414,514

Total liabilities and shareholders’ equity	(Won)	184,754,523	(Won)	184,082,276

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

Kookmin Bank

Non-Consolidated Statements of Operations

Three-Month and Six-Month Periods Ended June 30, 2004 and 2003

(Unaudited)

(in millions of Korean Won, except per share amounts)	Three-month period				Six-month period
	2004		2003		2004		2003
Interest income
Interest on due from banks	(Won)	2,265	(Won)	1,388	(Won)	4,138	(Won)	5,167
Interest on trading securities		40,035		27,296		79,686		51,818
Interest on available-for-sale securities		107,440		176,792		262,864		344,469
Interest on held-to-maturity securities		91,207		175,238		185,960		363,497
Interest on loans		2,600,955		2,413,620		5,286,060		4,791,321
Other interest income		25,934		26,616		50,698		49,382

		2,867,836		2,820,950		5,869,406		5,605,654

Interest expenses
Interest on deposits		976,330		1,079,533		2,018,923		2,183,020
Interest on borrowings		98,690		105,782		179,322		214,312
Interest on debentures		265,476		280,770		530,500		564,021
Other interest expenses		15,791		20,016		38,281		32,722

		1,356,287		1,486,101		2,767,026		2,994,075

Net interest income		1,511,549		1,334,849		3,102,380		2,611,579
Provision for loan losses (Note 6)		1,062,339		1,026,698		2,162,535		1,685,764

Net interest income after provision for loan losses		449,210		308,151		939,845		925,815

Non-interest income
Fees & commission income		565,053		344,963		1,112,470		681,829
Dividends on trading securities		249		—		2,965		1,514
Dividends on available-for-sale securities		3,544		2,622		7,614		5,288
Gain on foreign currency transactions		71,564		35,210		121,769		165,926
Gain on derivatives transactions (Note 15)		642,805		498,267		1,459,391		1,240,561
Others (Note 22)		657,050		500,401		1,027,152		546,430

		1,940,265		1,381,463		3,731,361		2,641,548

Non-interest expenses
Fees and commission expenses		119,005		43,143		252,368		92,378
General and administrative expenses (Note 23)		652,549		628,663		1,315,626		1,210,779
Loss on foreign currency transactions		33,804		46,213		79,894		129,016
Loss on derivatives transactions (Note 15)		606,002		465,014		1,418,054		1,214,154
Others (Note 22)		839,025		574,745		1,254,714		624,648

		2,250,385		1,757,778		4,320,656		3,270,975

Operating income (loss)		139,090		(68,164)		350,550		296,388
Non-operating income (expenses), net (Note 24)		79,757		(117,275)		96,814		(334,712)

Net income (loss) before income tax expense		218,847		(185,439)		447,364		(38,324)
Income tax expense (benefit) (Note 25)		62,544		(70,838)		139,803		2,344

Net income (loss)	(Won)	156,303	(Won)	(114,601)	(Won)	307,561	(Won)	(40,668)

Basic earnings (loss) per share (In Won) (Note 26)					(Won)	1,004	(Won)	(125)

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

Kookmin Bank

Non-Consolidated Statements of Cash Flows

Three-Month and Six-Month Periods Ended June 30, 2004 and 2003

(Unaudited)

(in millions of Korean Won)	Three-month period				Six-month period
	2004		2003		2004		2003
Cash flows from operating activities
Net income (loss)	(Won)	156,303	(Won)	(114,601)	(Won)	307,561	(Won)	(40,668)

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Realized loss (gain) on trading securities, net		19,733		(15,417)		(30,451)		(42,500)
Unrealized gain on trading securities, net		(750)		(39,005)		(18,005)		(56,625)
(Gain) loss on foreign currency transactions, net		(37,760)		11,003		(41,875)		(36,910)
Provision for loan losses		1,062,339		1,026,698		2,162,535		1,685,764
Reversal of losses from guarantees and acceptances		3		122,950		219		122,746
Gain on derivative transactions, net		(36,803)		(33,253)		(41,337)		(26,407)
Loss (gain) on valuation of derivatives, net		34,069		(11,652)		22,424		(13,224)
(Gain) loss on fair value hedged items, net		(21,962)		6,671		(12,263)		8,076
Retirement benefits		25,846		22,040		55,163		45,990
Stock compensation expense		2,478		—		4,250		—
Depreciation and amortization		104,765		109,440		201,978		210,912
Loss (gain) on disposal of fixed assets, net		122		32,188		(151)		33,553
Realized gain on available-for-sale securities, net		(24,972)		(46,843)		(77,524)		(86,530)
Impairment loss on available-for-sale securities, net		49,374		46,397		59,759		38,627
Realized gain on held-to-maturity securities		(33)		(475)		(1,509)		(1,268)
Unrealized (gain) loss on investment in associates, net		(5,358)		91,990		(16,479)		349,642
(Gain) loss on sale of loans, net		(66,425)		420		(66,655)		1,633
Provision for other allowances		192,445		—		252,136		—
Others, net		(142,782)		(6,454)		(144,928)		(12,796)
Changes in assets and liabilities resulting from operations
Accrued income		10,056		(61,502)		53,106		24,382
Prepaid expenses		(39,803)		3,206		162,773		(29,166)
Deferred tax assets		(16,347)		3,771		62,606		(167,223)
Other assets		(1,769)		(251)		(464)		3,168
Accrued expenses		28,043		(200,965)		(96,165)		(174,510)
Unearned income		(6,625)		(8,230)		(2,818)		(9,163)
Withholding taxes		(16,222)		9,236		(42,985)		12,214
Other liabilities		(35,626)		(67,749)		(106,450)		275,557
Payment of retirement benefits		(4,031)		(3,953)		(30,174)		(7,225)
Retirement pension funds		615		183,484		14,448		(10,752)
Account for agency business		6,777		—		(51,685)		—
Stock compensation expense		—		3,805		—		(2,683)

Net cash provided by operating activities		1,235,700		1,062,949		2,577,040		2,094,614

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

Kookmin Bank

Non-Consolidated Statements of Cash Flows

Three-Month and Six-Month Periods Ended June 30, 2004 and 2003

(Unaudited)

(in millions of Korean Won)	Three-month period				Six-month period
	2004		2003		2004		2003
Cash flows from investing activities
(Increase) decrease in due from banks	(Won)	(2,922,799)	(Won)	974,688	(Won)	(1,621,484)	(Won)	(699,744)
Decrease in trading securities		1,380,423		573,215		246,950		876,918
Decrease (increase) in available-for-sale securities		1,006,174		(66,010)		2,036,918		(4,089,009)
(Increase) decrease in held-to-maturity securities		(102,848)		462,681		385,906		1,492,244
Acquisition of investment in associates		15,185		—		2,932		—
Increase in loans granted, net		(1,285,573)		(3,359,993)		(1,020,915)		(6,736,889)
Proceeds from disposal of fixed assets		1,234		126,525		3,897		133,742
Acquisition of fixed assets		(58,029)		(114,917)		(86,556)		(173,845)
Acquisition of intangible assets		(528)		(70)		(759)		(340)
Proceeds from disposal of foreclosed assets		168		248		199		279
Decrease (increase) in guarantee deposits		18,084		(13,989)		53,360		(21,046)
Decrease (increase) in other accounts receivable		37,031		(1,742,280)		(3,453,043)		(1,692,171)
Decrease (increase) in payments in advance		4,643		(13,284)		4,038		(27,683)
Decrease (increase) in derivative assets, net		101,867		(20,065)		68,540		64,537
Decrease in collection of domestic exchange receivables		355,273		328,534		198,936		764,687
Collection of loans to trust accounts		—		29,869		—		36,748

Net cash used in investing activities		(1,449,695)		(2,834,848)		(3,181,081)		(10,071,572)

Cash flows from financing activities
(Decrease) increase in deposits, net		(718,795)		3,281,589		(2,261,326)		4,592,498
(Decrease) increase in borrowings, net		(2,529,260)		(415,760)		473,073		2,637,463
Increase (decrease) in debentures, net		3,211,377		(2,024,557)		475,716		(493,759)
(Decrease) increase in borrowings from trust accounts		(216,632)		192,924		(2,687,207)		734,550
Increase in other accounts payable		410,643		1,702,214		3,610,823		1,536,531
Increase in advances received from customers		191,665		483,570		272,337		1,169,615
(Decrease) increase in guarantee deposits received		(1,022)		2,161		(13,666)		(7,229)
Increase in domestic exchange payables		409,113		239,705		174,792		(191,352)
(Decrease) increase in liabilities incurred by agency relationships		(558,375)		(887,284)		229,331		(50,079)
Stock options exercised		—		—		—		(35)
Sale of treasury stock		1,441		—		2,234		50
Decrease in dividend payable		—		(3)		—		(325,183)

Net cash provided by financing activities		200,155		2,574,559		276,107		9,603,070

Net (decrease) increase in cash and cash equivalents		(13,840)		802,660		(327,934)		1,626,112
Cash and due from banks, beginning of period		3,457,663		3,924,033		3,771,757		3,100,581

Cash and due from banks, end of period(Note 34)		3,443,823		4,726,693		3,443,823		4,726,693

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

1. The Bank

Kookmin Bank (“the Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank (“KLB”) on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank as of June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) as of October 31, 2001 (Note 32) and merged with Kookmin Credit Card Co., Ltd. (the “Subsidiary”), its majority-owned subsidiary, on September 30, 2003 (Note 33).

The Bank has its shares listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were relisted on the Korea Stock Exchange on November 9, 2001. As of June 30, 2004, the Bank’s paid-in capital amounts to (Won)1,681,896 million and 39,723,137 shares of the Bank are listed on the New York Stock Exchange as American Depositary Shares (“ADSs”).

The Bank engages in the banking and trust businesses according to the provisions of the General Banking Act and the Trust Business Act, and operates through 1,131 domestic branches and offices (excluding ATMs) and three overseas branches as of June 30, 2004.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Bank in the preparation of its non-consolidated financial statements are summarized below.

Basis of Financial Statement Presentation

The Bank maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards

The Bank has adopted Statements of Korean Financial Accounting Standards (“SKFAS”) No. 1~10, No.12 and No.13 (SKFAS No.10, No.12 and No.13 have been effective as of January 1, 2004) in the preparation of its financial statements. Except for the adoption of these SKFAS, the same accounting policies are applied for the financial statements as of and for the six-month period ended June 30, 2004 and as of and for the year ended December 31, 2003.

Accounting Estimates

The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Bank may undertake in the future, actual results may differ from those estimates.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Recognition of Interest Income

The Bank recognizes interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored loans and debt securities, other than those collateralized with security deposits or guaranteed by financial institutions, is recognized on a cash basis. As of June 30, 2004, the Bank has non-accrual loans and securities of (Won)9,994,965 million and (Won)583,068 million, respectively, with related foregone interest of (Won)528,671 million and (Won)170,185 million, respectively.

Securities

Securities that are bought and held principally for the purpose of generating profits on short-term differences in price, and which are actively and frequently bought and sold, are classified as trading securities. Debt securities with fixed or determinable payments and fixed maturity, and which the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Investments neither classified as trading securities nor held-to-maturity securities are classified as available-for-sale securities.

Securities are recognized initially at their fair value plus transaction costs that are directly attributable to the acquisition. The Bank uses the moving average method and specific identification method for determining the carrying value of equity securities and debt securities, respectively.

Trading and available-for-sale debt securities are carried at fair value using the average of quoted prices provided by bond pricing service institutions. Held-to-maturity debt securities are carried at amortized cost.

Marketable equity securities are carried at market prices and beneficiary certificates are carried at quoted prices provided by the beneficiary certificate dealers. However, non-marketable equity securities are carried at fair value only if the fair value is reasonably measurable. Otherwise, they are carried at cost.

Unrealized holding gains or losses on trading securities are charged to current operations and those resulting from available-for-sale securities are recorded as capital adjustments. Premiums and discounts on debt securities are amortized over the maturity period of the debt securities using the effective interest method. Impairment losses are recognized in the current operations when there is evidence of impairment and recoverable amounts of available-for-sale securities or held-to-maturity securities are less than either the acquisition cost of equity securities or the amortized cost of debt securities. Unrealized holding gains or losses on available-for-sale or held-to-maturity securities that had not been recognized through income are realized when the related securities are disposed of.

The wholly owned beneficiary certificates are each classified based on the Bank’s intention for acquiring the certificates. The fund assets of these wholly owned beneficiary certificates are comprised of deposits, call loans and securities, and the fund income is comprised of interest income, realized gains and losses, and valuation gains and losses. The Bank recorded all gains and losses from these wholly owned beneficiary certificates as income from beneficiary certificates. Accounting policies of these funds that are different from those of the Bank include application of the moving average method for determining the cost of debt securities and amortization of discounts/premiums on debt securities using the straight line method.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Investments in Associates

Investments in associates, over which the Bank exercises significant control or influence, are accounted for using the equity method. Under the equity method, the Bank records changes in its proportionate ownership of the associate in the current operations as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investment in associate.

The Bank discontinues the equity method of accounting for investments in associates when the Bank’s share of accumulated losses of the associates equals the costs of the investments and until the subsequent cumulative changes in its proportionate net income of the associate equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Bank’s initial proportionate ownership of the net book value of the associate are amortized or accreted using an appropriate method and the resulting amortization is charged to current operations.

Gains and losses recorded by the Bank from inter-company transactions with associates are fully eliminated. Gains and losses recorded by the associates from these transactions are proportionately eliminated, based on the Bank’s percentage of ownership.

Deferred Loan Origination Fees and Costs

The Bank defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.

Allowances for Loan Losses

The Bank applies its internal credit rating system, the Forward Looking Criteria (“FLC”), to corporate loans in order to classify the borrowers and to determine the allowances for loan losses. The credit rating criteria are divided into 12 categories (AAA, AA, A, BBB, BB, BB-, B, B-, CCC, CC, C, D) with consideration of the credit risk of corporate borrowers, which is evaluated based on financial and non-financial risks, and the loan type, collateral and/or guarantees.

Allowances are determined by applying at minimum the following rates to the outstanding balances under each credit risk classification:

Credit Risk Classification	Credit Ratings	Allowance Rates
Normal	AAA~B	0.50%
Precautionary	B-~CCC	2.00%
Sub-standard	CC	20.00%
Doubtful	C	50.00%
Estimated loss	D	100.00%

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

However, the Bank classifies small-sized corporate loans, consumer loans, and credit card loans by considering the recoverable amounts of loans including delinquencies, bankruptcies and collateral value. The rates used for determining the allowances for losses from corporate loans, consumer loans and credit card loans are as follows:

Credit Risk Classification	Allowance Rates
	Small-sized corporate	Consumer	Credit Card
Normal	0.50%	0.75%	1.00%
Precautionary	2.00%	8.00%	12.00%
Sub-standard	20.00%	20.00%	20.00%
Doubtful	50.00%	55.00%	60.00%
Estimated loss	100.00%	100.00%	100.00%

The Bank applies the credit risk classification used for loans to outstanding guarantees and acceptances, and provides allowances for losses of 20%, 50 % and 100 % of the outstanding guarantees and acceptances classified as sub-standard, doubtful, and estimated loss, respectively.

Troubled Debt Structuring

The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Bank’s loans, collected through reorganization proceedings, court mediation, or debt restructuring agreements of parties concerned, are recorded at their fair value at the time of the restructuring. In cases where the fair value of the assets received are less than the book value of the loan (book value before allowances), the Bank offsets the book value against allowances for loans first and then recognizes provisions for loans. Impairment losses for loans, that were restructured in a troubled debt restructuring involving a modification of terms, are computed by getting the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans are originated, and the book value before allowances for loans. If the amount of allowances already established is less than the impairment losses under the workout plans, the Bank establishes additional allowances for the difference. Otherwise, the Bank reverses the allowances for loan losses.

Before the adoption of SKFAS No. 13, Troubled Debt Structuring, the difference between the nominal value and the present value of loan under troubled debt structuring agreements was recorded as present value discounts and was presented separately as a deduction from the loan nominal value. However, in accordance with the Bank’s adoption of SKFAS No. 13, unamortized present value discounts as of the beginning of the current period are classified as allowances for loan losses.

Fixed Assets and Related Depreciation

Tangible assets are recorded at cost, except for upward revaluation of certain assets in accordance with the Korean Asset Revaluation Law. Depreciation is calculated based on the estimated average useful lives of the assets and the accumulated depreciation is presented as a contra account of tangible assets in the financial statements. In addition, impairment loss is recognized based on the difference between the recoverable amount and the book value. The accumulated impairment loss is presented as a contra account of tangible assets in the financial statements.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The estimated useful lives and depreciation methods of the tangible assets are as follows:

Tangible Assets	Depreciation Method	Estimated Useful Life
Buildings and structures	Straight-line method	40 years
Leasehold improvements	Declining balance method	4-5 years
Equipment and vehicles	Declining balance method	4-5 years

Expenditures that enhance the value or extend the useful life of the related assets are capitalized as additions to tangible assets. Routine maintenance and repairs are recognized as expenses when incurred.

Foreclosed assets acquired through, or in lieu of, loan redemption are stated at cost and are not depreciated. A valuation allowance is recorded when the latest bidding price at a public auction is below the book value, and is presented as a contra account of foreclosed assets in the financial statements.

Intangible assets are amortized based on the following estimated average useful lives and are presented in the financial statements net of accumulated amortization:

Intangible assets	Amortization Method	Estimated Useful Life
Goodwill	Straight-line method	9 years
Development costs	Straight-line method	5 years
Trademarks	Straight-line method	1-10 years
Others	Straight-line method	5-30 years

The Bank estimates the useful life of endowment assets, that are beneficial upon usage and are classified under other intangible assets, to be 30 years based on the term of the contract. The Bank records goodwill as a result of the merger with H&CB as the cost of the merger exceeded the fair value of the net assets acquired.

Development costs directly related to new technology or new products, including costs related to software development, are capitalized as intangible assets to the extent that the estimated future benefits are probable.

The Bank adjusts the book value of a fixed asset to its recoverable amount and recognizes the difference as an impairment loss when the recoverable amount is significantly below the book value due to obsolescence or decline in market value. The subsequent increase in recoverable amount in excess of the impaired book value is recognized, to the extent of the original book value before impairment, as a reversal of fixed asset impairment losses.

Stock Issuance Costs and Debenture Issuance Costs

Stock issuance costs are deducted from paid-in capital in excess of par value. Debenture issuance costs are recorded as discounts on debentures and amortized over the maturity period of the debentures using the effective interest method.

Accrued Retirement Benefits

Employees and directors with more than one year of service and temporary employees with at least a one-year contract, as of June 30, 2004, are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination.

Additionally, the Bank records the contributions to pension funds, which grant the payment rights to its employees, as contra accounts of accrued retirement benefits.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Deferred Income Taxes

The Bank records the future tax effects of temporary differences between the financial and tax bases of assets and liabilities as deferred income tax assets or liabilities. The tax effects of temporary differences arising from the cumulative effects of accounting changes are adjusted in retained earnings.

Bonds under Repurchase/Resale Agreements

Securities bought under resale agreements are recorded under loans as bonds purchased under resale agreements. Securities sold under repurchase agreements are recorded under borrowings as bonds sold under repurchase agreements. Interest from bonds purchased under resale agreements and bonds sold under repurchase agreements are recognized as interest income on loans and interest expense on borrowings, respectively.

Derivative Instruments

Derivative instruments for trading or hedging purpose are recorded at fair value and the resulting unrealized gains and losses are recognized in the current operations, except for the effective portion of derivative transactions entered into for the purpose of cash-flow hedges, which is recorded as an adjustment to shareholders’ equity.

Fair value hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. The gain or loss, both on the hedging derivative instrument and on the hedged item attributable to the hedged risk, is reflected in the current operations.

Cash flow hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of the gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recognized in the current operations. The effective portion of the gain or loss recorded as a capital adjustment is reclassified to current operations in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss recognized as a capital adjustment is added to or deducted from the asset or the liability.

Stock Options

Compensation costs for stock options granted to employees and executives are recognized using the fair value method. Under the fair value method, compensation costs for stock option plans are determined using an option-pricing model and are recognized over the vesting period (Note 21).

National Housing Fund

The Bank, as designated by the Korean Government under the Housing Construction Promotion Law, manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays NHF the interest, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate.

Gains and Losses on Trust Management

The Bank’s trust accounts (“the Trust Accounts”) recognize as an expense the trust commissions paid to the banking accounts, which is equivalent to the total trust revenue less total trust expenses and trustee benefits, including the guaranteed principal and minimum rate of return. The Bank recognizes these trust commissions as a gain on trust management in other operating income. The trust fees on money trusts consist of base fees of 0.5 ~ 2.0% (depending on trust fund types) and special fees applied to the invested capital.

Under the Trust Business Act, reserves for future losses are set up in the trust accounts for losses related to those trust funds with a guarantee of the principal or of a certain minimum rate of return. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves for future losses, the excess losses are compensated by the Bank. Accordingly, the banking accounts recognize the compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts. There were no compensations paid for the six-month period ended June 30, 2004.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Foreign Currency Translation

All assets and liabilities denominated in foreign currencies are translated into Korean Won at the rates in effect as of the balance sheet dates (June 30, 2004: (Won)1,152.5:US$1, December 31, 2003: (Won)1,197.8:US$1), and resulting translation gains and losses are recognized in the current period.

Accounting records of the overseas branches are maintained in the foreign currency prevailing in their respective countries. For the purpose of presentation in the accompanying financial statements, the financial statements of the branches have been translated into Korean Won, using exchange rates published by Seoul Money Brokerage Services, Ltd. as of the balance sheet dates.

Statement of Cash Flows

In the preparation of the statement of cash flows, the Bank has presented net amounts of cash inflows and cash outflows for items where the turnover is quick and the amounts are large.

Restatement of Prior Period Financial Statements

During the current period, the Bank reclassified the subordinated retained interests earned from securitization transactions from available-for-sale securities to loans. Such reclassification has no effect on prior periods’ net income nor the prior periods’ net assets. The prior period financial statements presented herein for comparative purposes were also reclassified to conform to the current period financial statement presentation.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

3. Cash and Due from Banks

Cash and due from banks as of June 30, 2004 and December 31, 2003 consist of:

(in millions of Korean Won)		2004		2003
Cash on hand
Cash in Won		(Won)	2,600,621	(Won)	2,945,921
Cash in foreign currencies			174,415		228,153

			2,775,036		3,174,074

Due from banks in Won
Bank of Korea	Reserve deposits in the Bank of Korea		4,181,282		2,612,248

Other banks	Time deposits		154		810
	Passbook deposits		5,857		8,185

			6,011		8,995

Other financial institutions	Deposits at Hansol Mutual Savings & Finance Co., Ltd.		140,000		140,000

Others	Futures margin accounts		23,091		1,560
	Market participation margin		463		454
	KOSPI futures margin accounts		—		200

			23,554		2,214

			4,350,847		2,763,457
	Present value discounts 1*		(7,713)		(12,810)

			4,343,134		2,750,647

Due from banks in foreign currencies
Bank of Korea	Demand deposits		44,677		12,415

Other banks	Demand deposits		53,203		71,879

Others	Other deposits		2,767		3,354

Off-shore	Demand deposits		606,175		513,976

			706,822		601,624

		(Won)	7,824,992	(Won)	6,526,345

1*	Present value discounts are related to the (Won)140,000 million of time deposits (1% interest, scheduled in installments by the end of 2005) placed with Hansol Mutual Savings & Finance Co., Ltd.(previously, Bukook Mutual Savings & Finance Co., Ltd.).

The maturities of the due from banks as of June 30, 2004 are as follows:

(in millions of Korean Won)	Due from Banks in Won		Due from Banks in Foreign Currencies		Total
Due in 3 months or less	(Won)	4,210,847	(Won)	571,002	(Won)	4,781,849
Due after 3 months through 6 months		50,000		119,860		169,860
Due after 6 months through 1 year		45,000		15,960		60,960
Due after 1 year through 2 years		45,000		—		45,000

	(Won)	4,350,847	(Won)	706,822	(Won)	5,057,669

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Included in cash and due from banks as of June 30, 2004 are the following restricted deposits:

(in millions of Korean Won)	Amount		Restrictions
Reserve deposits in the Bank of Korea	(Won)	4,181,282	General Banking Act
Deposits at Hansol Mutual Savings & Finance Co., Ltd.		140,000	Withdrawal at maturity
Due from banks in foreign currency		44,677	General Banking Act
Other deposits		22,923	Futures guarantee deposits

		4,388,882
Present value discounts		(7,713)

	(Won)	4,381,169

4. Securities

Securities as of June 30, 2004 and December 31, 2003 consist of:

(in millions of Korean Won)	2004		2003
Trading	(Won)	4,422,054	(Won)	4,482,948
Available-for-sale		13,962,139		15,894,974
Held-to-maturity		5,594,944		5,979,341
Investment in associates		567,672		551,199

	(Won)	24,546,809	(Won)	26,908,462

Trading, available-for-sale, and held-to-maturity securities as of June 30, 2004 and December 31, 2003 consist of:

(in millions of Korean Won)	Unrealized				Book Value
Trading	Gain		Loss		2004		2003
Equity securities	(Won)	5,302	(Won)	1,591	(Won)	125,300	(Won)	113,171
Beneficiary certificates		36		373		569,458		1,686,754
Government and municipal bonds		5,767		42		1,319,551		1,076,427
Corporate bonds		9,002		418		2,308,554		1,365,060
Asset-backed securities		322		—		99,191		241,536

	(Won)	20,429	(Won)	2,424	(Won)	4,422,054	(Won)	4,482,948

(in millions of Korean Won)	Impairment				Capital Adjustments				Book Value
Available-for-Sale	Reversal		Loss		Gain		Loss		2004		20031*
Equity securities	(Won)	—	(Won)	22,230	(Won)	145,616	(Won)	10,068	(Won)	531,443	(Won)	439,791
Investment in funds		—		2		3,153		—		4,663		30,872
Beneficiary certificates		—		—		30,255		41		4,476,604		4,375,817
Government and municipal bonds		—		—		7,616		613		784,294		2,322,889
Foreign government bonds		—		—		1,719		148		26,122		28,153
Corporate bonds		—		2,077		53,805		3,482		7,542,268		8,228,640
Asset-backed securities		—		35,450		1,206		—		596,723		468,669
Other debt securities		—		—		—		—		22		143

	(Won)	—	(Won)	59,759	(Won)	243,370	(Won)	14,352	(Won)	13,962,139	(Won)	15,894,974

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

(in millions of Korean Won)	Impairment				Unrealized Holding				Book Value
Held-to-Maturity	Reversal of		Loss		Gain		Loss		2004		2003
Government and municipal bonds	(Won)	—	(Won)	—	(Won)	98,160	(Won)	1,172	(Won)	2,472,319	(Won)	2,489,998
Corporate bonds		—		—		72,838		537		2,840,269		3,163,020
Asset-backed securities		—		—		6,928		—		263,199		326,323
Other securities		—		—		—		7		19,157		—

	(Won)	—	(Won)	—	(Won)	177,926	(Won)	1,716	(Won)	5,594,944	(Won)	5,979,341

1*	Subordinated retained interest received from securitization transaction amounting to (Won)1,193,383 million has been reclassified from beneficiary certificates in securities to credit card receivables in loans. (Note 2)

As of June 30, 2004 and December 31, 2003, investments in associates include:

(in millions of Korean Won)	Owner- ship (%)	Acquisition Cost		Beginning Balance1*		Equity Method2*						Book Value
Domestic Associates						N/I		R/E		C/A		2004		2003
KB Investment Co., Ltd. 3*	99.89	(Won)	155,311	(Won)	75,932	(Won)	(1,453)	(Won)	—	(Won)	(273)	(Won)	74,206	(Won)	77,273
KB Data Systems Co., Ltd.4*	99.98		7,998		14,247		280		—		(3)		14,524		14,647
KB Futures Co., Ltd. 5*	99.98		19,996		25,521		486		—		—		26,007		25,521
KLB Securities	36.41		10,316		—		—		—		—		—		—
KB Asset Management 6*	80.00		39,015		38,917		3,175		—		(13)		42,079		45,051
Jooeun Industrial	99.99		23,994		—		—		—		—		—		—
KB Real Estate Trust	99.99		76,103		98,129		1,591		(336)		336		99,720		98,129
KB Credit Information	66.34		8,444		11,447		1,105		—		—		12,552		11,863
ING Life Korea	20.00		21,769		43,845		9,676		—		293		53,814		43,845
Korea Mortgage 8*	—		30,629		—		—		—		—		—		35,788
KICO No. 2 Venture Investment Partnership 2*	55.56		—		—		207		—		—		207		—
KICO No. 3 Venture Investment Partnership 2*	69.23		—		—		143		—		—		143		—
Pacific IT Investment Partnership2*	50.00		7,000		7,000		(113)		—		—		6,887		—
NPC02-4 Kookmin Venture Fund 2*	33.33		10,000		10,000		348		—		—		10,348		—
KB Life Insurance Co., Ltd.	100.00		30,246		30,246		(575)		—		—		29,671		—

			440,821		355,284		14,870		(336)		340		370,158		352,117

Foreign Associates

KB Int’l Ltd. (London)	100.00		41,678		55,546		(239)		—		—		55,307		56,755
KB Luxembourg S.A	100.00		24,171		5,300		(765)		—		—		4,535		5,950
Kookmin Singapore Ltd.	100.00		23,105		2,001		—		—		—		2,001		2,080
Kookmin Finance Asia Ltd. (HK)	100.00		8,068		275		2		—		—		277		286
Kookmin Bank HK Ltd. 7*	100.00		23,050		60,344		3,873		2,830		(59)		66,988		62,716
Sorak Financial Holdings	25.00		69,668		69,668		(1,262)		—		—		68,406		71,295

			189,740		193,134		1,609		2,830		(59)		197,514		199,082

		(Won)	630,561	(Won)	548,418	(Won)	16,479	(Won)	2,494	(Won)	281	(Won)	567,672	(Won)	551,199

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

1*	The beginning balance is the prior year’s book value adjusted by dividends, changes in foreign exchange rates, and all the transactions during current year.
2*	The investments in funds which had been classified as available-for-sale for the prior years are reclassified as investments in associates as of January 1, 2004.
3*	Kookmin Investment Co., Ltd. has changed its name to KB Investment Co., Ltd. on April 30, 2004.
4*	Kookmin Data Systems Corp. has changed its name to KB Data Systems Co., Ltd., on April 30, 2004.
5*	Kookmin Futures Co., Ltd. has changed its name to KB Futures Co., Ltd., on April 30, 2004.
6*	KB Investment Trust Management has changed its name to KB Asset Management, on April 29, 2004.
7*	Kookmin Finance HK Ltd. has changed its name to Kookmin Bank HK Ltd., on January 1, 2004.
8*	All equity securities of Korea Mortgage have been sold on June 4, 2004.

KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., KICO No. 2 Venture Investment Partnership, KICO No.3 Venture Investment Partnership, Kookmin Singapore, Ltd. and Kookmin Finance Asia, Ltd. (HK), KB Luxembourg S.A are all in the process of liquidation. Consequently, accounting under the equity method is no longer applied to investments in KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to accumulated deficits resulting to a decrease of the investment value below zero. Accordingly, the total accumulative estimated loss that has not been recognized by the Bank arising from the securities amounts to (Won)50,636 million.

The Bank applies the equity method accounting to subsidiaries based on unaudited financial statements as of June 30, 2004. In the case of ING Life Korea Co., Ltd., the Bank applies the equity method based on the most recent available audited financial statements that are adjusted for changes in net assets for the period ending June 30, 2004, including adjustment for income tax expenses of (Won)10,726 million.

As a means to venture into the insurance business for diversification of revenues, the Bank invested (Won)30,246 million (including acquisition costs) on April 29, 2004, to acquire a 100% ownership of KB Life Insurance Co., Ltd., which was founded to acquire the assets and the liabilities of Hanil Life Insurance Co., Ltd.

The maturities of the available-for-sale and held-to-maturity debt securities as of June 30, 2004 are summarized as follows:

(in millions of Korean Won)	Available-for-sale				Held-to-maturity
Maturities	Book Value		Fair value		Book Value		Fair value
Due in 1 year or less	(Won)	8,769,337	(Won)	8,769,337	(Won)	1,733,910	(Won)	1,755,312
Due after 1 year through 5 years		4,370,576		4,370,576		3,598,269		3,731,371
Due after 5 years through 10 years		272,026		272,026		262,765		284,471
Thereafter		14,094		14,094		—		—

	(Won)	13,426,033	(Won)	13,426,033	(Won)	5,594,944	(Won)	5,771,154

Investment securities risk concentrations as of June 30, 2004 are as follows:

(in millions of Korean Won)
By Country	Book Value		Ratio (%)
Korea	(Won)	24,320,217	99.08
Singapore		76,117	0.31
USA		56,381	0.23
Indonesia		21,452	0.09
Philippines		17,290	0.07
Mexico		13,170	0.05
Others		42,182	0.17

	(Won)	24,546,809	100.00

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

(in millions of Korean Won)
By Type	Book Value		Ratio (%)
Fixed rate bonds	(Won)	14,975,805	61.01
Floating rate bonds		2,096,052	8.54
Subordinated bonds		879,771	3.58
Convertible bonds		318,519	1.30
Beneficiary certificates		5,046,062	20.56
Equity securities		1,206,830	4.91
Others		23,770	0.10

	(Won)	24,546,809	100.00

(in millions of Korean Won)
By Industry	Book Value		Ratio (%)
Government and municipalities	(Won)	8,061,393	32.84
Financial institutions		15,273,506	62.22
Manufacturing industries		483,898	1.97
Others		728,012	2.97

	(Won)	24,546,809	100.00

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Available-for-sale equity securities of which the fair value cannot be reasonably measured as of June 30, 2004 are as follows:

(in millions of Korean Won)	Acquisition Cost		Net Asset Value 1*		Book Value
Daewoo Electronics Co., Ltd.	(Won)	23,800	(Won)	—	(Won)	—
Asia Credit		11,525		11,759		7,711
Daehan Investment Trust Securities Co., Ltd.		10,000		1,604		—
Mastercard, Inc. Korea		8,722		6,496		8,722
Korea Asset Management Corp.		7,827		12,783		7,827
Samsung Life Insurance Co., Ltd.		7,479		11,304		7,479
Korea Highway Corp.		6,248		5,903		6,248
Baring Communications Equity		5,376		2,161		2,161
Bad Bank Harmony		3,967		6,389		3,967
KOHAP Corporation		3,440		—		—
Pan Asia Paper		3,305		1,728		1,728
Asia Finance and Investment Corp.		2,881		1,170		291
Seoul Smart Card		2,505		1,025		2,505
Nanjing Kumho Tire Co., Ltd.		2,452		3,487		2,452
Kyobo Investment Trust Management Co., Ltd.		2,100		3,574		2,100
Integra Telecom Co., Ltd.		2,000		—		—
KOCES Co., Ltd.		1,402		736		631
Harex Info Tech Inc.		1,365		64		64
Korea Money Broker Corp.		1,291		2,514		1,291
A-Cash Inc.		1,275		139		139
Mondex Korea.		1,250		—		—
MYbi Co., Ltd.		1,200		192		192
Tianjin Samsung Opto Electronics		1,126		1,370		1,126
Digital World Corp.		1,080		147		114
Bo Go Corp.		1,026		—		—
Linux One Inc.		1,000		144		144
Others		26,635		57,493		16,858

	(Won)	142,277	(Won)	132,182	(Won)	73,750

1*	Net asset values are calculated using the unaudited financial statements of the investees as of June 30, 2004 when available. Otherwise, the most recent financial information is used.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

As of June 30, 2004, the following investment securities are pledged at various institutions:

Restrictions				Restricted securities
Related Transactions	Placed with	Amount		Book Value		Pledge Value
Bonds sold under REPO agreements	Customers	(Won)	3,616,385	(Won)	6,024,268	(Won)	4,064,190
Leased securities	KCFC				750		730
Borrowings from the Bank of Korea	Bank of Korea		942,933		2,143,235		1,170,000
Bank of Korea settlements	Bank of Korea		(balance limits)		254,698		170,200
Derivative transactions	Samsung Futures,		(balance limits)
	others				449,824		124,500
Other	Standard Chartered Bank				39,749		20,000

				(Won)	8,912,524	(Won)	5,549,620

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

5. Loans

Loans as of June 30, 2004 and December 31, 2003 are summarized as follows:

(in millions of Korean Won)		2004		2003
Loans in Won

Corporate loans	Operation loans
	General operation loans	(Won)	28,378,040	(Won)	28,884,554
	Notes discounted		1,229,180		1,415,445
	Overdraft accounts		596,561		447,992
	Trading notes		837,097		809,921
	Other operation loans		3,983,074		3,793,594

			35,023,952		35,351,506

	Facility loans
	General facility loans		5,365,939		5,413,333
	Other facility loans		1,156,092		1,218,370

			6,522,031		6,631,703

			41,545,983		41,983,209

Consumer loans	General consumer loans		42,167,484		41,951,219
	Consumer housing loans		40,517,033		38,199,290
	Remunerations on mutual installment savings		306,441		297,868
	Other consumer loans		606,043		635,218

			83,597,001		81,083,595

Public loans	Public operation loans		612,590		526,227
	Public facility loans		41,872		42,473

			654,462		568,700

Other loans	Property formation loans		12,741		62,963
	Inter-bank loans		9,452		12,815
	Others		3,365		3,962

			25,558		79,740

			125,823,004		123,715,244

Loans in foreign currencies	Domestic funding loans		1,082,840		1,165,988
	Overseas funding loans		626,065		887,018
	Inter-bank loans		865,865		767,884
	Domestic usance bills		1,400,931		1,197,563
	Government funding loans		828		1,477

			3,976,529		4,019,930

Call loans	In Won		1,790,000		1,640,000
	In foreign currencies		115,429		5,351
	Inter-bank reconciliation funds		719,320		—

			2,624,749		1,645,351

Privately placed debentures			1,125,989		1,787,131

Other loans			10,144,961		13,872,793

Allowances for loan losses (Note 6)			(3,833,498)		(3,905,342)

Net deferred loan origination fees and costs			26,259		8,567

		(Won)	139,887,993	(Won)	141,143,674

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

As of June 30, 2004, restructured debts due to workout plans or other similar restructuring programs are as follows:

(in millions of Korean Won)	Workout		Court Receivership		Court Mediation		Others1*		Total
Period (in years)		1~8		5~8		3~10		3~6
Adjusted interest rate (%)		6.05~22.22		10.50~12.12		6.10~15.41		9.5
Balances Before Restructuring	(Won)	112,449	(Won)	11,425	(Won)	34,027	(Won)	583,104	(Won)	741,005
Loans swapped to equity		3,700		11		—		145,950		149,661
Swapped equity securities		—		—		—		265,393		265,393
Swapped convertible debt securities		—		—		—		—		—
Debts to be restructured		108,749		11,414		34,027		171,761		325,951
Balances after restructuring		104,230		8,153		32,359		164,094		308,836
Allowances for loan losses (present value discounts)		4,519		3,261		1,668		7,667		17,115

1*	Loans swapped to equities of LG Card Co., Ltd. amounting to (Won)145,950 million are included. However, the second portion to be swapped to equity amounting to (Won)362,250 which is scheduled on July 2004 are not included in the above.

The loans, or portions thereof, that are approved for debt restructuring by issuance or grant of equity are separately classified as loans due for equity conversion as of the agreement date. The loans due for equity conversion are stated at the lower of nominal amount or the fair value of the to-be-converted equity interest. The difference between the nominal amount and the fair value of the equity interest is adjusted in the related allowance for loan losses.

The movements in allowance for loan losses from present value discounts and deferred loan incidental income for the six month periods ended June 30, 2004 are as follows :

(in millions of Korean Won)	Beginning Balance		Increase		Decrease		Ending Balance
Allowance for loan losses (present value discounts)	(Won)	22,780	(Won)	1,601	(Won)	7,266	(Won)	17,115

Deferred loan incidental income		8,567		19,818		2,126		26,259

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The maturities of loans as of June 30, 2004 are as follows:

(in millions of Korean Won)	Loans in Won		Loans in Foreign Currencies		Bills Bought		Credit Card		Call Loans		Privately placed Debentures		Others		Total
Due in 3 months or less	(Won)	16,109,926	(Won)	995,476	(Won)	618,645	(Won)	5,824,591	(Won)	2,624,749	(Won)	139,239	(Won)	359,784	(Won)	26,672,410
Due after 3 months through 6 months		18,722,538		1,225,958		65,895		1,062,311		—		158,483		63		21,235,248
Due after 6 months through 1 year		34,398,243		548,127		10,092		713,975		—		255,500		—		35,925,937
Due after 1 year through 2 years		24,186,157		175,148		6,554		648,256		—		527,217		2,051		25,545,383
Due after 2 years through 3 years		16,101,773		356,388		2,979		333,025		—		44,900		—		16,839,065
Due after 3 years through 4 years		2,756,383		292,562		—		319,281		—		650		—		3,368,876
Due after 4 years through 5 years		2,707,908		84,242		—		155,907		—		—		—		2,948,057
Thereafter		10,840,076		298,628		—		21,552		—		—		—		11,160,256

	(Won)	125,823,004	(Won)	3,976,529	(Won)	704,165	(Won)	9,078,898	(Won)	2,624,749	(Won)	1,125,989	(Won)	361,898	(Won)	143,695,232

Loan risk concentrations by country as of June 30, 2004 are as follows:

(in millions of Korean Won)	Loans in Won		Loans in Foreign Currencies		Others		Total		Percentage (%)
Korea	(Won)	125,823,004	(Won)	3,135,900	(Won)	13,766,186	(Won)	142,725,090	99.32%
Southeast Asia		—		445,982		114,423		560,405	0.39%
Central and South America		—		82,602		2,156		84,758	0.06%
China		—		40,803		—		40,803	0.03%
Japan		—		267,652		2		267,654	0.19%
Others		—		3,590		12,932		16,522	0.01%

	(Won)	125,823,004	(Won)	3,976,529	(Won)	13,895,699	(Won)	143,695,232	100.00%

Loan risk concentrations by industry as of June 30, 2004 are as follows:

(in millions of Korean Won)	Loans in Won		Loans in Foreign Currencies		Others		Total		Percentage (%)
Industrial loans
Financial institutions	(Won)	955,366	(Won)	906,851	(Won)	3,085,960	(Won)	4,948,177	3.45%
Manufacturing companies		13,969,792		1,378,892		1,192,993		16,541,677	11.51%
Service companies		22,625,009		1,007,665		491,018		24,123,692	16.79%
Others		4,304,548		161,883		1,211,702		5,678,133	3.95%

		41,854,715		3,455,291		5,981,673		51,291,679	35.70%

Household loans		83,613,107		486,163		7,911,382		92,010,652	64.03%

Public and other loans		355,182		35,075		2,644		392,901	0.27%

	(Won)	125,823,004	(Won)	3,976,529	(Won)	13,895,699	(Won)	143,695,232	100.00%

As of Jun 30, 2004, the credit card accounts amounting to (Won)979,036 million are provided as collateral for asset-backed securities transactions.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

6. Allowances for Loan Losses

As of June 30, 2004, allowances for loan losses are as follows:

(in millions of Korean Won)	2004
Loans in Won	(Won)	2,668,535
Loans in foreign currencies		57,279
Bills bought in Won and foreign currencies		10,763
Payments on guarantees		31,894
Factoring receivable		4,887
Credit card accounts		896,135
Privately placed debentures		10,189
Loans due for equity conversion		130,043
Suspense receivables		17,399
Others		6,374

	(Won)	3,833,498

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

As of June 30, 2004, allowances for loan losses by credit risk classification are as follows:

(in millions of Korean Won)		Normal		Pre-cautionary		Substandard		Doubtful		Estimated Loss		Total
Loans in Won
	Balance	(Won)	116,454,308	(Won)	5,512,761	(Won)	2,208,758	(Won)	1,256,955	(Won)	390,222	(Won)	125,823,004
	Allowances		793,648		325,287		482,145		677,233		390,222		2,668,535

	Ratio (%)		0.68		5.90		21.83		53.88		100.00		2.12

Loans in foreign currencies
	Balance		3,691,732		229,437		31,781		22,779		800		3,976,529
	Allowances		14,508		16,249		13,146		12,576		800		57,279

	Ratio (%)		0.39		7.08		41.36		55.21		100.00		1.44

Bills bought
	Balance		677,200		17,081		4,376		1,333		4,175		704,165
	Allowances		3,386		1,584		952		666		4,175		10,763

	Ratio (%)		0.50		9.27		21.76		49.96		100.00		1.53

Payments on guarantees
	Balance		13,425		6,171		6,679		10,784		24,524		61,583
	Allowances		67		574		1,336		5,393		24,524		31,894

	Ratio (%)		0.50		9.30		20.00		50.01		100.00		51.79

Credit card accounts
	Balance		6,961,477		1,037,385		204		992,987		86,845		9,078,898
	Allowances		69,615		124,486		41		615,148		86,845		896,135

	Ratio (%)		1.00		12.00		20.10		61.95		100.00		9.87

Call loans
	Balance		2,624,749		—		—		—		—		2,624,749
	Allowances		—		—		—		—		—		—

	Ratio (%)		0.00		0.00		0.00		0.00		0.00		0.00

Privately placed debentures
	Balance		1,114,861		1,475		2,822		6,763		68		1,125,989
	Allowances		5,574		48		1,117		3,382		68		10,189

	Ratio (%)		0.50		3.25		39.58		50.01		100.00		0.90

Factoring receivables
	Balance		30,802		—		—		238		3,882		34,922
	Allowances		886		—		—		119		3,882		4,887

	Ratio (%)		2.88		0.00		0.00		50.00		100.00		13.99

Loans due for equity conversion
	Balance		—		265,393		—		—		—		265,393
	Allowances		—		130,043		—		—		—		130,043

	Ratio (%)		0.00		49.00		0.00		0.00		0.00		49.00

Total
	Balance	(Won)	131,568,554	(Won)	7,069,703	(Won)	2,254,620	(Won)	2,291,839	(Won)	510,516	(Won)	143,695,232
	Allowances1*		887,684		598,271		498,737		1,314,517		510,516		3,809,725

	Ratio (%)		0.67		8.46		22.12		57.36		100.00		2.65

1*	The above amounts of allowances for loan losses do not include the allowances for suspense receivables and other allowances.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

For the six-month period ended June 30, 2004, the movements in allowances for loan losses are as follows:

(in millions of Korean Won)	Amount
Beginning balance 1*	(Won)	3,905,342
Provision for loan losses		2,162,535
Reclassification from other allowances 2*		235,818
Collection of written-off loans		272,065
Repurchase of loans sold		15,425
Sale of loans		(188,927)
Write-off of loans		(2,414,274)
Conversion of loans into equity securities		(145,461)
Exemption of loans		(14,218)
Changes in exchange rates and others		5,193

Ending balance	(Won)	3,833,498

1*	Available-for-sale subordinated retained interest is reclassified into credit card receivables and its related allowances for loans losses have been added to the beginning balance.
2*	Other allowances for loans receivable from LG Card Co., Ltd. amounting to (Won)221,377 million that had been recorded as of December 31, 2003 were transferred to allowances for loan losses. Also, other allowances on credit lines to Kookmin Credit Card 16th ABS Specialty Co., Ltd. amounting to (Won)14,441 million that had been recorded as of December 31, 2003 were transferred to allowances for loans loss.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

7. Fixed Assets

Fixed assets as of June 30, 2004 and December 31, 2003 are as follows:

(in millions of Korean Won)	2004		2003
Tangible assets	(Won)	2,394,368	(Won)	2,469,353
Intangible assets		549,918		549,427
Foreclosed and other properties		545		776

	(Won)	2,944,831	(Won)	3,019,556

Movements in tangible assets for the six-month period ended June 30, 2004 are as follows:

(in millions of Korean Won)	Land		Buildings and structures		Leasehold improvement		Equipment and vehicle		Construction- in-progress		Total
Acquisition cost
Beginning balances	(Won)	1,105,869	(Won)	963,295	(Won)	157,231	(Won)	1,449,062	(Won)	12,325	(Won)	3,687,782
Acquisition		—		39		—		39,353		47,164		86,556
Transfer		—		8,961		15,539		—		(24,500)		—
Disposal		(29)		(131)		(3,341)		(38,182)		—		(41,683)

Ending balances		1,105,840		972,164		169,429		1,450,233		34,989		3,732,655

Accumulated depreciation
Beginning balances		—		142,103		90,808		963,290		—		1,196,201
Depreciation expense		—		10,327		18,842		128,482		—		157,651
Disposal		—		(22)		(2,370)		(35,401)		—		(37,793)

Ending balances		—		152,408		107,280		1,056,371		—		1,316,059

Impairment		12,674		9,554		—		—		—		22,228

Book Value	(Won)	1,093,166	(Won)	810,202	(Won)	62,149	(Won)	393,862	(Won)	34,989	(Won)	2,394,368

Tangible assets covered by insurance policies as of June 30, 2004 are as follows:

(in millions of Korean Won)	Amount Insured		Insurance Company	Type of Insurance
Buildings and structures	(Won)	661,791	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
Leasehold improvement		60,312	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
Equipment and vehicles		267,132	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
Construction-in-progress		16,931	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
	(Won)	1,006,166

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Movements in intangible assets for the six-month period ended June 30, 2004 are as follows:

(in millions of Korean Won)	Goodwill		Development Costs		Rights to Income on Donated Asset		Store Possessory Right		Trademarks		Others		Total
Beginning balances	(Won)	579,418	(Won)	12,762	(Won)	102	(Won)	139	(Won)	150	(Won)	914	(Won)	593,485
Acquisition		—		—		—		—		8		752		760
Amortization		42,396		1,744		4		11		27		145		44,327

Ending balances	(Won)	537,022	(Won)	11,018	(Won)	98	(Won)	128	(Won)	131	(Won)	1,521	(Won)	549,918

The Bank recorded (Won)61,459 million of current development costs under general and administrative expenses for the six-month period ended June 30, 2004.

The total government-posted prices of land, used for tax imposition and compensation for confiscation, as of June 30, 2004 are as follows:

(in millions of Korean Won)	Book Value		Appraisal Value
Lands included in tangible assets	(Won)	1,105,840	(Won)	904,684
Lands included in foreclosed assets		1,203		494

	(Won)	1,107,043	(Won)	905,178

8. Other Assets

Other assets as of June 30, 2004 and December 31, 2003 are as follows:

(in millions of Korean Won)	2004		2003
Guarantee deposits paid	(Won)	1,283,279	(Won)	1,336,639
Accounts receivable		5,168,143		1,715,100
Accrued income		1,026,951		1,080,057
Payments in advance		88,179		92,217
Prepaid expenses		144,381		307,154
Deferred tax assets (Note 25)		445,286		552,636
Derivative assets (Note 15)		942,967		751,252
Unsettled domestic exchange assets		413,656		612,592
Others		37,056		36,592

	(Won)	9,549,898	(Won)	6,484,239

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

9. Deposits

Deposits as of June 30, 2004 and December 31, 2003 are as follows:

(in millions of Korean Won) Deposits in Won	Annual Interest (%) June 30, 2004	2004		2003
Demand deposits
Checking deposits	—	(Won)	83,146	(Won)	125,533
Household checking deposits	0.10		427,275		476,132
Passbook deposits	0.10		9,984,509		10,001,043
Temporary deposits	—		3,015,927		3,292,770
Public fund deposits	0.10		175,936		190,593
Others	0.10		40,340		24,218

			13,727,133		14,110,289

Time deposits and savings deposits
Time deposits	2.70 ~ 4.20		61,344,847		62,247,870
Installment savings deposits	3.30 ~ 4.00		1,293,233		1,306,793
Property formation savings	8.50		1,645		1,870
Time and savings deposits of non residents in Won	2.70 ~ 4.20		289,174		340,388
General savings deposits	0.15 ~ 3.10		20,055,118		21,644,066
Corporate savings deposits	0.10 ~ 3.00		8,763,952		7,800,122
Long-term savings deposits for workers	8.77		54,692		69,031
Long-term housing savings deposits	4.60		1,273,229		983,684
Long-term savings for households	2.73		41,207		494,606
Worker’s preferential savings deposits	5.35		2,536,385		2,728,236
Worker’s savings for housing	2.83		60		81
Mutual installment deposits	3.90 ~ 4.00		6,728,736		7,054,752
Mutual installment for housing	2.65 ~ 3.90		5,537,464		5,423,853

			107,919,742		110,095,352

Total deposits in Won			121,646,875		124,205,641

Deposits in foreign currencies
Demand deposits
Checking deposits	0.00 ~ 0.89		41,933		40,778
Passbook deposits	0.09		829,550		787,798
Notice deposits	0.00 ~ 0.17		11,000		410
Temporary deposits	—		1,884		1,049

			884,367		830,035

Time deposits and savings deposits
Time deposits	1.10		1,014,103		642,039
Others	0.00 ~ 4.45		2,512		3,299

			1,016,615		645,338

Total deposits in foreign currencies			1,900,982		1,475,373

Certificates of deposit	3.45 ~ 3.90		6,371,087		6,499,258

		(Won)	129,918,944	(Won)	132,180,272

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The maturities of deposits as of June 30, 2004 are as follows:

(in millions of Korean Won)	Deposits in Won		Deposits in Foreign Currencies		Certificates of Deposit		Total
Due in 3 months or less	(Won)	65,340,773	(Won)	1,519,222	(Won)	3,310,500	(Won)	70,170,495
Due after 3 months through 6 months		13,190,171		273,965		2,117,999		15,582,135
Due after 6 months through 1 year		31,660,808		61,457		942,588		32,664,853
Due after 1 year through 2 years		7,212,894		44,974		—		7,257,868
Due after 2 years through 3 years		2,545,759		1,364		—		2,547,123
Due after 3 years through 4 years		580,394		—		—		580,394
Due after 4 years through 5 years		252,444		—		—		252,444
Thereafter		863,632		—		—		863,632

	(Won)	121,646,875	(Won)	1,900,982	(Won)	6,371,087	(Won)	129,918,944

10. Borrowings

Borrowings as of June 30, 2004 and December 31, 2003 are as follows:

(in millions of Korean Won)	Annual Interest (%) June 30, 2004	2004		2003
Borrowings in Won
Borrowings from the Bank of Korea	2.50	(Won)	942,933	(Won)	992,433
Borrowings from the government	0.00 ~ 8.00		770,123		920,589
Borrowings from banking institutions	3.83 ~ 6.00		179,683		253,822
Borrowings from National Housing Fund	8.00		3,622		8,553
Borrowings from other financial institutions	2.00 ~ 4.00		5,862		5,688
Other borrowings	2.00 ~ 7.00		1,126,347		1,173,284

			3,028,570		3,354,369

Borrowings in foreign currencies
Due to banks	—		47,199		189,976
Borrowings from domestic banks	0.06 ~ 5.80		2,119,246		2,360,652
Borrowings from other financial institutions	1.00		17,039		19,486
Borrowings from foreign banks	—		781,386		752,803

			2,964,870		3,322,917

Bonds sold under repurchase agreements
In Won	2.50 ~ 4.00		3,616,385		3,613,505
In foreign currencies	—		—		9,651

			3,616,385		3,623,156

Bills sold	3.40 ~ 3.75		48,682		44,239

Due to the Bank of Korea in foreign currencies	—		4,441		12,608

Call money
In Won	3.25 ~ 3.65		1,620,300		55,800
In foreign currencies	0.75 ~ 5.35		92,625		193,700
Inter-bank borrowings	3.40 ~ 3.90		—		296,011

			1,712,925		545,511

		(Won)	11,375,873	(Won)	10,902,800

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The maturities of borrowings as of June 30, 2004 are as follows:

(in millions of Korean Won)	Borrowings in Won		Borrowings in Foreign Currencies		Others		Total
Due in 3 months or less	(Won)	1,016,003	(Won)	945,724	(Won)	4,433,439	(Won)	6,395,166
Due after 3 months through 6 months		78,578		635,798		545,557		1,259,933
Due after 6 months through 1 year		170,315		762,789		403,437		1,336,541
Due after 1 year through 2 years		372,397		491,440		—		863,837
Due after 2 years through 3 years		365,748		42,476		—		408,224
Due after 3 years through 4 years		325,947		27,043		—		352,990
Due after 3 years through 4 years		253,858		59,600		—		313,458
Thereafter		445,724		—		—		445,724

	(Won)	3,028,570	(Won)	2,964,870	(Won)	5,382,433	(Won)	11,375,873

11. Debentures

Debentures as of June 30, 2004 and December 31, 2003 include:

(in millions of Korean Won)		Annual Interest (%) June 30, 2004	2004		2003
In Won	Hybrid debentures1*	6.00 ~ 7.00	(Won)	903,668	(Won)	903,668
	Subordinated fixed rate debentures	5.18 ~ 15.66		5,275,327		4,896,072
	KCC2* subordinated fixed rate debentures	7.10 ~ 8.00		205,000		205,000
	KCC2* fixed rate debentures	4.58 ~ 8.00		1,517,500		2,895,000
	KCC2* floating rate debentures	1.97 ~ 8.00		820,000		870,000
	Floating rates debentures	3.92 ~ 8.71		10,289,086		8,609,663

				19,010,581		18,379,403
	Discounts on debentures			(177,610)		(83,443)

				18,832,971		18,295,960

In foreign currencies	Floating rates debentures	0.60 ~ 1.99		174,651		196,211
	Fixed rates debentures	1.08 ~ 4.63		577,964		613,549
		2.46 ~ 2.56		75,719		78,695

				828,334		888,455
	Premiums on debentures			8,147		9,639
	Discounts on debentures			(1,155)		(1,473)

				835,326		896,621

			(Won)	19,668,297	(Won)	19,192,581

1*	The hybrid debenture are perpetual type debts in which the Bank retains the early redemption option after 5 years from issuance date and the term extending option on maturity date. Hybrid debentures are senior to common stock but subordinate to other subordinated debentures.
2*	Kookmin Credit Card Co., Ltd.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

As of June 30, 2004, subordinated debentures and hybrid debentures consist of the following:

(in millions of Korean Won) Type	Issue Date	Amount		Annual Interest (%)	Maturity
Subordinated fixed rate debentures	98.01.27 ~ 98.11.15	(Won)	149,493	12.87 ~ 15.66	03.01.27 ~ 09.11.15
	2000.03.27		200,000	9.65	2005.03.27
	2000.06.28		253,975	9.04 ~ 9.10	2006.01.28
	2000.09.27		300,000	8.99	2006.01.27
	2000.09.28		150,000	8.79 ~ 8.85	2006.01.28
	2000.11.28		100,000	8.65 ~ 8.71	2006.02.28
	2000.11.28		150,921	9.57 ~ 9.65	2010.11.28
	2000.11.28		11,130	9.65	2010.12.28
	2000.12.27		200,000	8.71	2006.01.27
	2001.05.28		200,000	7.60 ~ 7.65	2007.02.28
	2001.06.27		160,000	7.68	2008.03.27
	2001.06.27		217,529	7.86	2009.03.27
	2001.08.28		100,000	6.69 ~ 6.73	2007.08.28
	2001.09.28		150,000	6.69 ~ 6.73	2008.03.28
	2002.03.27		241,684	7.06 ~ 7.10	2008.01.27
	2002.07.27		302,399	6.96 ~ 7.00	2008.01.27
	2002.09.27		257,363	6.27 ~ 6.30	2008.03.27
	2002.09.27		150,000	6.51 ~ 6.55	2010.03.27
	2002.09.27		92,637	6.66 ~ 6.70	2013.03.27
	2002.11.27		400,673	6.07 ~ 6.10	2008.05.27
	2002.11.27		57,846	6.27 ~ 6.30	2010.05.27
	2002.11.27		100,256	6.51 ~ 6.55	2013.05.27
	2002.12.18		110,000	8.00	2008.01.18
	2002.12.27		10,000	6.20	2008.06.27
	2002.12.27		90,000	6.40	2010.06.27
	2002.12.27		50,000	6.65	2013.06.27
	2002.12.27		30,370	6.55	2014.12.27
	2003.01.21		50,000	7.65	2008.02.21
	2003.03.10		45,000	7.10	2008.04.10
	2003.10.27		356,561	5.18 ~ 5.20	2009.01.27
	2003.10.27		88,769	5.33 ~ 5.35	2011.01.27
	2003.10.27		3,721	5.58 ~ 5.60	2014.01.27
	2004.02.27		636,798	5.65 ~ 5.68	2009.08.27
	2004.02.27		22,895	5.84 ~ 5.87	2011.08.27
	2004.02.27		40,307	6.13 ~ 6.16	2014.08.27

			5,480,327

Hybrid debentures	2003.06.27		105,145	6.00	2033.06.27
	2003.08.27		533,355	7.00	2033.08.27
	2003.10.27		265,168	6.80	2033.10.27

			903,668

		(Won)	6,383,995

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The maturities of debentures as of June 30, 2004 are as follows:

(in millions of Korean Won)	In Won		In Foreign Currencies		Total
Due in 3 months or less	(Won)	2,114,556	(Won)	68,044	(Won)	2,182,600
Due after 3 months through 6 months		1,863,207		9,220		1,872,427
Due after 6 months through 1 year		5,931,890		17,731		5,949,621
Due after 1 year through 2 years		3,601,947		66,499		3,668,446
Due after 2 years through 3 years		279,492		67,970		347,462
Due after 3 years through 4 years		2,173,535		562,522		2,736,057
Due after 4 years through 5 years		609,736		36,348		646,084
Thereafter		2,436,218		—		2,436,218

	(Won)	19,010,581	(Won)	828,334	(Won)	19,838,915

12. Accrued Retirement Benefits

The movements in accrued retirement benefits for the six-month period ended June 30, 2004 are as follows:

(in millions of Korean Won)	Beginning Balance		Amounts Provided		Amounts Paid Out		Ending Balance
Accrued retirement benefits	(Won)	71,083	(Won)	55,163	(Won)	15,725	(Won)	110,521
Contributed retirement benefits		163,349		—		14,449		148,900

Total accrued retirement benefits		234,432		55,163		30,174		259,421
Contribution to pension funds		(163,349)		—		(14,449)		(148,900)

	(Won)	71,083	(Won)	55,163	(Won)	15,725	(Won)	110,521

As of June 30, 2004, approximately 57.40% of total accrued retirement benefits is contributed to pension funds, over which the Bank’s employees hold the right of payment and is placed at two insurance companies, including Korea Life Insurance Co., Ltd. The total retirement benefits paid for the six-month period ended June 30, 2004 amounts to (Won)80,203 million, including the additional early retirement benefits paid in February 2004 to 459 employees amounting to (Won)50,029 million.

See Report of Independent Accounts

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

13. Other Liabilities

Other liabilities as of June 30, 2004 and 2003 consist of:

(in millions of Korean Won)	2004		2003
Account
Accrued retirement benefits (Note 12)	(Won)	110,521	(Won)	71,083
Allowance for losses on guarantees and acceptances (Note 14)		1,259		1,074
Due to trust accounts		1,296,088		3,983,295
Accounts payable		5,497,269		1,886,446
Accrued expenses		4,322,775		4,418,940
Advances from customers		382,012		109,675
Unearned income		127,960		130,778
Withholding taxes		80,470		123,455
Guarantee deposits received		106,771		120,437
Derivative liabilities (Note 15)		915,350		686,271
Unsettled domestic exchange liabilities		575,237		400,445
Accounts for agency business		285,939		337,624
Other allowances1*		538,304		677,163
Liabilities incurred by agency relationship		544,572		315,241
Others		185,126		130,182

	(Won)	14,969,653	(Won)	13,392,109

1*	Other allowances are as follows:

(in millions of Korean Won)
Allowances for	Amounts	Remarks
Suspense receivables	(Won) 8,650	Allowances for frauds/accidents and litigation fee
Loss on branch closure	258	Allowances for closure of the Buenos Aires branch
Uncollected leasehold deposits	10,518	Allowances for uncollected leasehold deposits
Credit card receivables	43,249	Allowances for unused cash advance credit lines
Mileage rewards	46,375	Allowances for mileage on credit cards and currency exchange rates
Claimed assets	23,248	Allowances for credit card claimed assets
Credit commitments to SPC	351,375	Allowances for the credit line commitment to SPC (Note 16)
Securitization allowances	2,068	Allowances for repurchase obligations from asset securitization (Note 16)
KAMCO loans sold	602	Allowances for loans under repurchase agreements to KAMCO (Note 16)
Allowances for tax deficiencies	458	Allowances for tax deficiencies (Note 16)
Master Card share agreement	3,001	Allowances for the share settlement provision for Master Card shares
Others	48,502	Allowance for time deposits of Hansol Mutual Savings & Finance Co., Ltd. amounting to (Won)50 billion and allowance for LG Card

	(Won) 538,304

See Report of Independent Accounts

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

14. Guarantees and Acceptances

Guarantees and acceptances as of June 30, 2004 are summarized as follows:

(in millions of Korean Won)	Amount
Guarantees and acceptances outstanding in
Won
Guarantees on debentures	(Won)	423
Guarantees on loan collateral		40,297
Others		245,852

		286,572

Foreign Currencies
Acceptances on letters of credit		109,239
Acceptances for letters of guarantee for importers		57,314
Guarantees for performance of contracts		22,866
Guarantees for bids		1,754
Guarantees for borrowings		30,992
Guarantees for repayment of advances		26,269
Others		158,858

		407,292

		693,864

Contingent guarantees and acceptances
Letters of credit		1,255,115

	(Won)	1,948,979

As of June 30, 2004, the allowances for losses on guarantees and acceptances outstanding according to credit risk classifications are as follows:

(in millions of Korean Won)
Guarantees and Acceptances Outstanding in		Normal		Precautionary		Sub-standard		Doubtful		Estimated loss		Total
Won
	Balance	(Won)	272,787	(Won)	11,730	(Won)	1,978	(Won)	77	(Won)	—	(Won)	286,572
	Allowance		—		—		396		38		—		434

	Ratio (%)		—		—		20.00		50.00		—		0.15

Foreign currencies
	Balance		347,124		58,487		1,536		139		6		407,292
	Allowance		—		—		749		70		6		825

	Ratio (%)		—		—		48.78		50.00		100.00		0.20

Total
	Balance	(Won)	619,911	(Won)	70,217	(Won)	3,514	(Won)	216	(Won)	6	(Won)	693,864
	Allowance		—		—		1,145		108		6		1,259

	Ratio (%)		—		—		32.58		50.00		100.00		0.18

See Report of Independent Accounts

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

For the six-month period ended June 30, 2004, the changes in allowances for losses on guarantees and acceptances outstanding are as follows:

(in millions of Korean Won)
Beginning balance	(Won)	1,074
Reversal of losses from guarantees and acceptances		219
Changes in foreign exchange rates		(34)

Ending balance	(Won)	1,259

The guarantees and acceptances risk concentration by country as of June 30, 2004 are as follows:

(in millions of Korean Won)	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Korea	(Won)	641,594	92.47	(Won)	1,253,722	99.89	(Won)	1,895,316	97.25
USA		52,270	7.53		1,393	0.11		53,663	2.75

	(Won)	693,864	100.00	(Won)	1,255,115	100.00	(Won)	1,948,979	100.00

The guarantees and acceptances risk concentration by industry as of June 30, 2004 are as follows:

(in millions of Korean Won)	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Manufacturing	(Won)	353,159	50.90	(Won)	788,989	62.86	(Won)	1,142,148	58.60
Service		269,101	38.78		396,840	31.62		665,941	34.17
Finance		55,100	7.94		—	—		55,100	2.83
Others		16,504	2.38		69,286	5.52		85,790	4.40

	(Won)	693,864	100.00	(Won)	1,255,115	100.00	(Won)	1,948,979	100.00

15. Derivatives

The Bank’s derivative instruments are divided into hedge derivatives and trading derivatives, based on the nature of the transaction. The Bank enters into hedge transactions mainly for purposes of hedging fair value risks related to its assets and liabilities.

Trading derivatives include future contracts, forward contracts, swaps, and options entered into by the Bank to meet the financing needs of its customers and to gain profit from arbitrage transactions between customers and other banks. The Bank also uses derivative instruments in managing its own trading and asset-liability management exposures to fluctuations in interest rates and foreign exchange risks.

Hedge derivatives mainly consist of interest rate swaps to hedge the fair value changes of debentures arising from the interest rate fluctuations. Some hedging transactions do not qualify for hedge accounting and are thus accounted for as trading derivatives. These transactions include the hedge relationships where the hedged item is an asset or liability that is re-measured with the changes in fair value attributable to the hedged risk reported in the current operations, or where the hedged item cannot be specifically identified.

See Report of Independent Accounts

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The notional amounts outstanding for derivative contracts as of June 30, 2004 and December 31, 2003 are as follows:

(in millions of Korean Won)	2004						2003
	Trading		Hedge		Total		Trading		Hedge		Total
Interest related
Future	(Won)	602,863	(Won)	—	(Won)	602,863	(Won)	519,665	(Won)	—	(Won)	519,665
Swap		28,470,392		576,250		29,046,642		26,773,100		598,900		27,372,000
Option		1,424,000		—		1,424,000		2,340,000		—		2,340,000

		30,497,255		576,250		31,073,505		29,632,765		598,900		30,231,665

Currency related
Forward		60,021,108		—		60,021,108		25,870,850		—		25,870,850
Future		2,035,430		—		2,035,430		967,823		—		967,823
Swap		4,591,013		—		4,591,013		4,136,776		—		4,136,776
Option bought		106,925		—		106,925		28,148		—		28,148
Option sold		49,558		—		49,558		81,450		—		81,450

		66,804,034		—		66,804,034		31,085,047		—		31,085,047

Stock related
Option bought		2,162,719		—		2,162,719		1,964,870		—		1,964,870
Option sold		2,126,852		—		2,126,852		1,954,093		—		1,954,093

		4,289,571		—		4,289,571		3,918,963		—		3,918,963

	(Won)	101,590,860	(Won)	576,250	(Won)	102,167,110	(Won)	64,636,775	(Won)	598,900	(Won)	65,235,675

Gains and losses on derivatives as of and for the six-month period ended June 30, 2004 are as follows:

(in millions of Korean Won)
Gain on derivatives
Gain on derivative transactions	(Won)	1,459,391
Gain on valuation of derivatives		677,777
Gain on fair value hedged items		12,263

	(Won)	2,149,431

Loss on derivatives
Loss on derivative transactions	(Won)	1,418,054
Loss on valuation of derivatives		700,201
Loss on fair value hedged items		—

	(Won)	2,118,255

See Report of Independent Accounts

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Gains and losses on derivatives as of and for the six-month period ended June 30, 2004 are as follows:

(in millions of Korean Won)	Valuation Gains (P/L)						Valuation Losses (P/L)						Fair Value (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Asset		Liability
Interest related
-Option	(Won)	3,566	(Won)	—	(Won)	3,566	(Won)	4,415	(Won)	—	(Won)	4,415	(Won)	4,356	(Won)	11,893
-Swap		117,925		—		117,925		92,193		12,263		104,456		150,807		223,052

		121,491		—		121,491		96,608		12,263		108,871		155,163		234,945

Currency related
-Forward		428,226		—		428,226		473,538		—		473,538		412,612		473,919
-Option bought		467		—		467		1,389		—		1,389		468		1,389
-Option sold		434		—		434		75		—		75		229		265
-Swap		95,485		—		95,485		75,278		—		75,278		294,356		128,021

		524,612		—		524,612		550,280		—		550,280		707,665		603,594

Stock related
-Option bought		879		—		879		39,987		—		39,987		80,139		—
-Option sold		30,795		—		30,795		1,063		—		1,063		—		76,811

		31,674		—		31,674		41,050		—		41,050		80,139		76,811

	(Won)	677,777	(Won)	—	(Won)	677,777	(Won)	687,938	(Won)	12,263	(Won)	700,201	(Won)	942,967	(Won)	915,350

16. Commitments and Contingencies

As of June 30, 2004, the Bank faces 187 pending legal actions involving aggregate amount of damages of (Won)308,503 million. On the other hand, the Bank also filed 221 lawsuits, which are still pending with an aggregate amount of claims of (Won)103,526 million. Management believes that the actions against the Bank are without merit and that the ultimate liability, if any, will not materially affect the Bank’s financial position.

Details of the pending material legal actions charged against the Bank are as follows:

(in millions of Korean Won)			Results
Details	Exposure to possible loss		1st trial		2nd trial		3rd trial
Cancellation of a registered mortgage (3 cases)	(Won)	8,263	in progress
Cancellation of rental fee		1,500	in progress
Confirmation of obligations		20,319	closed [1]	*	closed[1]	*	in progress
Indemnification for damage etc.		11,718	closed [1]	*	in progress

1*	The Bank (partially) won the case.

The Bank, under the Mutual Savings & Finance Company Act, is liable for the payment of the deposits of Orange Mutual Savings & Finance Co., Ltd. (previously, Kookmin Mutual Savings & Finance Co., Ltd.) and Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.), previously the Bank’s subsidiaries but were sold in 1999, if they declare bankruptcy within three years of sale. Orange Mutual Savings & Finance Co., Ltd. is currently undergoing bankruptcy procedures due to the disapproval of its business by the Financial Supervisory Commission. Korea Deposit Insurance Corporation (KDIC) has paid for the deposit money subject to the Depositor Protection Act. As of June 30, 2004, despite the fact that Resolution and Finance Corp., a subsidiary of KDIC, has filed a lawsuit against the Bank for the recovery of the repayment, such lawsuit is not expected to cause losses that would materially affect the Bank’s financial position.

See Report of Independent Accounts

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

As of June 30, 2004, the Bank has entered into commitments to provide a credit line of (Won)5,970,660 million, and to purchase commercial papers amounting to (Won)704,000 million, with SPC. Commitments to provide a credit line and to purchase commercial paper with a one year term amounted to (Won)123,500 million and (Won)718,000 million, respectively. Under these commitments, the Bank provides money, in case of a temporary fund shortage, for the principal and interest repayment of these companies’ senior bonds and subordinated bonds within the contracted term and amounts.

As of June 30, 2004, loans outstanding under the credit line commitment amounted to (Won)133,036 million, and there is no outstanding balance for commercial papers under the purchase commitment. The Bank has arranged various methods to compensate for losses on these credit line commitments including payment guarantees, repurchase contracts, surety certificate guarantees, and cash reserves. As of June 30, 2004, the Bank provided (Won)351,375 million in other allowances for its expected losses related to these commitments.

Pursuant to its asset securitization plans, the Bank has an outstanding obligation to indemnify for losses on the loans sold to Jooeun 2nd-ABS Specialty Co., Ltd. with a ceiling of (Won)36,957 million. As of June 30, 2004, the Bank provided (Won)2,068 million in other allowances for its expected losses related to the commitments to Jooeun 2nd-ABS Specialty Co., Ltd.

As of June 30, 2004, post settlements on the loan sales transaction with Korea Asset Management Corporation (“KAMCO”) have been completed and the Bank has provided allowances of (Won)602 million for losses from possible future repurchase of loans from KAMCO under the repurchase agreement on loans amounting (Won)3,181 million .

The Bank has an off-shore loan commitment, limited to USD 11,133 thousand. The loan balance under the commitment as of June 30, 2004 is USD 8,799 thousand.

As of December 31, 2003, the Bank provided (Won)142,021 million as allowances for tax deficiencies resulting from the tax investigations by the National Tax Administration (“NTA”) for the fiscal years 1998 to 2001. In the current period, the NTA assessed the Bank (Won)123,310 million in tax deficiencies, wherein the Bank actually paid (Won)122,852 million and subsequently recording the difference between the accrued assessment and the actual assessment paid of (Won)18,711 million as non-operating income. The unpaid tax deficiencies of (Won)458 million still remain under other allowances.

As of June 30, 2004, the Bank still holds (Won)4,564,671 million in unexpired rights to claim from borrowers or guarantors for loans in accordance with the relevant law. This amount, however, has been written off. Also, as of June 30, 2004, the Bank holds endorsed bills amounting to (Won)11,127 million.

As of June 30, 2004, the Bank recorded receivables amounting to (Won)2,500,950 million, and payables amounting to (Won)2,914,462 million for unsettled foreign currency spot transactions.

The Bank entered into an alliance with Koram Bank, Woori Credit Card, Citibank, The Fisheries Cooperative Union and Nonghyup for the operation of a credit card business. Accordingly, the Bank shares the related revenue from such business operation.

As of June 30, 2004, the Bank has provided one blank promissory note to Korea Securities Finance Corporation as collateral for borrowings and other obligations.

In accordance with the November 24, 2003 agreement with the creditors’ committee of LG Card Co., Ltd., which is experiencing a financial crisis, the Bank provided the said company loans totaling (Won)437,000 million. And on January 9, 2004, the Bank agreed to also provide additional loans of (Won) 205,900, a debt-equity swap of (Won) 518,600 million, and an extension of maturities of loans maturing in 2004. On February 13, 2004, the Bank executed a debt-equity swap with LG Card for (Won)156,350 million for loans amounting to (Won)145,950 million and corporate debt securities amounting to (Won)10,400 million. After the capital reduction in May 2004 at a rate of 43.4:1, a second debt-equity swap was executed in July 28, 2004 amounting to (Won)362,250 million for loans of (Won)348,364 million and corporate debt securities of (Won)13,886 million (Note 36). As of June 30, 2004, the Bank’s total exposure related to LG Card Co., Ltd. includes loans, debt securities and debt-equity swapped equity securities amounting to (Won)702,394 million, (Won)11,104 million, and (Won) 1,751 million, respectively. The ultimate effect of these circumstances on the financial position of the Bank as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying non-consolidated financial statements.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

In common with certain other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Bank may be either directly or indirectly affected by these volatile economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Bank. Actual results may differ materially from management’s current assessment.

As of June 30, 2004, the Banks holds debt securities issued by domestic credit card companies and capital companies and asset-backed securities related to these assets amounting to (Won)13,886 million and (Won)249,403 million, respectively. Currently, debt securities issued by domestic credit card companies and capital companies, which are experiencing liquidity problems, are not widely traded in the bond market. The ultimate effect of these circumstances on the financial position of the Bank as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying financial statements.

17. Capital

As of June 30, 2004, the Bank has 1 billion common shares authorized with a par value per share of (Won)5,000 and 336,379,116 shares issued. ING Insurance International B.V. owns 3.78% of the total issued shares. As of June 30, 2004,.39,723,137 common shares, equivalent to 11.81% of the total issued shares, are listed on the New York Stock Exchange as ADSs and are managed by the Bank of New York, the trustee of the Bank.

As a result of the legal consolidation with H&CB, the registered shareholders of both the Bank and H&CB, as of October 31, 2001, received 179,775,233 shares and 119,922,229 shares, respectively. The new shares were distributed based on an exchange ratio of one new Bank share each for 1.688346 old Bank shares, and one new Bank share for an H&CB share. The new shares were listed on the Korea Stock Exchange as of November 9, 2001. Further, as a result of the merger with Kookmin Credit Co., Ltd., the Bank issued 8,120,431 shares.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4% of total outstanding voting shares, that entity’s voting rights are limited to 4% shareholding.

The Bank is authorized to issue to non-shareholders convertible bonds and bonds with stock purchase warrants up to total par value amounts of (Won)2,500 billion and (Won)500 billion, respectively.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

18. Capital Surplus

The movements in capital surplus for the six-month period ended June 30, 2004 are as follows:

(in millions of Korean Won)	Beginning Balance		Changes		Ending Balance
Paid-in capital in excess of par value	(Won)	5,655,840	(Won)	—	(Won)	5,655,840
Gain on business combination		397,669		—		397,669
Revaluation increment		177,229		—		177,229

	(Won)	6,230,738	(Won)	—	(Won)	6,230,738

The gain on business combination is due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.

19. Retained Earnings

The General Banking Act requires the Bank to appropriate as a legal reserve a minimum of 10% of annual net income until the legal reserve equals paid in capital. This reserve is not available for the payment of cash dividends but may be transferred to capital stock by an appropriate resolution of the Bank’s Board of Directors or used to reduce accumulated deficit, if any, by an appropriate approval of the Bank’s shareholders.

Under the guidance provided by Financial Supervisory Services, the Company is required to appropriate, as a reserve for improvement of financial structure, a minimum of 10% of its annual income less carried over accumulated deficit, until its capital adequacy ratio equals 5.5%. As of June 30, 2004, the Bank has no reserve for improvement of financial structure.

Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. However, as of January 1, 2002, the requirement was no longer effective.

The Bank, at its own option, also appropriated a portion of retained earnings as other reserves for the operations of overseas branches.

20. Capital Adjustments

The movements in capital adjustments for the six-month period ended June 30, 2004 are as follows:

(in millions of Korean Won)	Beginning Balance		Increase/Decrease		Disposal/Realization 1*		Ending Balance
Treasury stock	(Won)	(1,328,312)	(Won)	—	(Won)	(3,826)	(Won)	(1,324,486)
Unrealized gain on available-for-sale securities		137,987		155,594		64,563		229,018
Unrealized gain on investment in associates		4,624		281		(71)		4,976
Stock options		26,211		4,250		1,180		29,281
Loss on disposal of treasury stock		(749)		(260)		—		(1,009)

	(Won)	(1,160,239)	(Won)	159,865	(Won)	61,846	(Won)	(1,062,220)

1*	Changes in foreign exchange rates from capital adjustments are included.

The Bank, with the approval of the Board of Directors on July 26, 2002, established an employee stock option plan for the welfare of the employees and purchased 3 million shares of treasury stock under the plan. On December 26, 2003, the Bank contributed 1 million shares to the Employee Stock Ownership Association.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

In accordance with the resolution of the Board of Directors on December 17, 2003, the Bank acquired 27,423,761of its own shares previously owned by the Korean government at (Won)43,700 per share through public bidding and intends to sell these shares depending on certain market conditions. As a result of the acquisition, the Bank holds 8.90% the total common stock issued as treasury stock as of June 30, 2004.

21. Employee Stock Options

As of June 30, 2004, the stock options granted to the Bank’s executives and chief executive officer are as follows:

Series	Grant Date	Shares Granted	Forfeiture	Shares Exercised	Shares Outstanding	Exercise Price		Exercise Period
Series 1	00.03.18	233,940	121,411	42,680	69,849	(Won)	23,469	03.03.19 - 05.03.18
Series 2	01.03.15	214,975	16,882	19,872	178,221		28,027	04.03.16 - 09.03.15
Series 3	98.10.31	400,000	—	390,000	10,000		5,000	01.11.01 - 04.10.31
Series 4	99.02.27	280,000	59,892	220,108	—		13,900	02.02.28 - 05.02.27
Series 5	00.02.28	267,000	65,218	34,963	166,819		27,600	03.03.01 - 06.02.28
Series 6	01.03.24	111,000	38,624	10,216	62,160		25,100	04.03.25 - 07.03.24
Series 71*2*	01.11.16	850,000	—	—	850,000		51,200	04.11.17 - 09.11.16
Series 8-12*	02.03.22	132,000	89,753	—	42,247		57,100	05.03.23 - 10.03.22
Series 8-13*	02.03.22	490,000	166,466	—	323,534		57,100	05.03.23 - 10.03.22
Series 93*	02.07.26	30,000	—	—	30,000		58,800	05.07.27 - 10.07.26
Series 10-12*	03.03.21	140,000	19,947	—	120,053		41,200	06.03.22 - 11.03.21
Series 10-13*	03.03.21	180,000	64,090	—	115,910		35,500	06.03.22 - 11.03.21
Series 113*	03.08.27	30,000	24,909	—	5,091		40,500	06.08.28 - 11.08.27
Series 123*	04.02.09	85,000	—	—	85,000		46,100	07.02.10 - 12.02.09
Series 13-12*	04.03.23	20,000	—	—	20,000		47,200	07.03.22 - 12.03.23
Series 13-13*	04.03.23	10,000	—	—	10,000		47,200	07.03.22 - 12.03.23
Increase due to merger-14*	01.03.22	22,146	—	—	22,146		71,538	04.03.23 - 11.03.22
Increase due to merger-22*4*	02.03.29	9,990	—	—	9,990		129,100	04.03.30 - 11.03.29

1*	The stock options include the 200,000 shares which are to be additionally granted if the three-month weighted average stock price of the Bank prior to the exercise period is higher than that of any other listed banks and the Bank achieves total market value and ROE target.
2*	The exercise prices are based on the increase rate of the stock price index in the banking industry.
3*	The number of shares to be granted will be determined by the results of the evaluation of the grantees after 3 years from grant date. The number of shares is calculated under the assumption that the performance-based stock options have been fully granted.
4*	The Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. of which the exercise prices and number of shares have been adjusted in proportion to the merger ratio.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Compensation costs for stock options granted to employees and executives are recognized on the basis of fair value. Assumptions used under the fair value basis method are summarized as follows:

Series	Stock price as of grant date (Won)		Risk free interest rate 1* (%)	Expected exercise period (years) 2*	Volatility of underlying stock price 3* (%)	Expected dividend rate 4* (%)	Compensation cost (Won)
Series 1	(Won)	21,441	9.32	4.00	71.14	2.25	(Won)	12,638
Series 2		25,156	6.06	5.50	70.30	2.47		15,987
Series 3		5,430	9.74	3.00	59.06	1.14		1,395
Series 45*		33,750	4.74	0.33	73.30	1.93		19,850
Series 55*		33,750	4.74	1.33	73.30	1.93		13,320
Series 65*		33,750	4.74	2.42	73.30	1.93		17,117
Series 7		45,800	4.91	3.00	58.90	—		18,364
Series 8-1		58,000	6.14	3.00	53.56	—		24,496
Series 8-2		58,000	6.14	3.00	53.56	—		24,496
Series 9		53,900	5.73	3.00	43.09	—		17,333
Series 10-1		36,500	4.74	3.00	48.77	—		12,204
Series 10-2		36,500	4.74	3.00	48.77	—		14,073
Series 11		41,100	5.75	3.00	44.48	—		15,098
Series 12		47,000	4.90	3.00	42.74	—		16,430
Series 13-1		45,900	4.67	3.00	42.74	—		15,121
Series 13-2		45,900	4.67	3.00	42.74	—		15,121
Increase due to merger-1		27,200	5.17	3.00	46.02	—		8,447
Increase due to merger-2		55,900	6.39	2.00	49.24	20		6,536

1*	Interest rate of government bonds as of grant date.
2*	The average of vesting period and exercise period was applied for series 1 and 2. Vesting period was applied for series 3-11 and stock options succeeded from Kookmin Credit Card Co., Ltd.
3*	Annualized stock volatility for the past one-year period before the grant date was applied for series 1-2, and the average of stock volatility of banking industries and the Bank was applied for series 3-11 and stock options succeeded from Kookmin Credit Card Co., Ltd.
4*	Average historical dividend rate for the past period from grant date that equals the expected exercise period, were assumed.
5*	Compensation costs were recalculated to reflect the effects of merger with H&CB.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The compensation costs to be recognized in the future as of June 30, 2004, are as follows:

	Compensation cost recognized						Compensation cost to be recognized								Total compensation cost
Series	Prior period compensation cost		Current period compensation cost		Accumulated compensation cost		Within 1 year		More than 1 year to 2 years		More than 2 years to 3 years		Total
Series 1	(Won)	883	(Won)	—	(Won)	883	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	883
Series 2		2,612		237		2,849		—		—		—		—		2,849
Series 3		14		—		14		—		—		—		—		14
Series 5		2,222		—		2,222		—		—		—		—		2,222
Series 6		975		89		1,064		—		—		—		—		1,064
Series 7		10,840		2,602		13,442		2,168		—		—		2,168		15,610
Series 8-1		604		172		776		259		—		—		259		1,035
Series 8-2		5,297		647		5,944		1,981		—		—		1,981		7,925
Series 9		246		87		333		173		14		—		187		520
Series 10-1		427		182		609		487		366		—		853		1,462
Series 10-2		633		46		679		544		408		—		952		1,631
Series 11		50		(29)		21		26		26		4		56		77
Series 12		—		155		155		466		466		310		1,242		1,397
Series 13-1		—		25		25		101		101		76		278		303
Series 13-2		—		13		13		50		50		38		138		151
Increase due to merger-1		171		16		187		—		—		—		—		187
Increase due to merger-2		57		8		65		—		—		—		—		65

	(Won)	25,031	(Won)	4,250	(Won)	29,281	(Won)	6,255	(Won)	1,431	(Won)	428	(Won)	8,114	(Won)	37,395

As of June 30, 2004, the weighted average exercise price per stock option granted is (Won)45,494 and the weighted average compensation cost per stock option granted is (Won)17,630.

See Report of Independent Accounts

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

22. Other Non-Interest Income (Expenses)

Other non-interest income (expenses) for the six-month period ended June 30, 2004 are as follows:

(in millions of Korean Won)	Amount
Other non-interest income
- Realized gain on trading securities	(Won)	79,056
- Unrealized gain on trading securities		18,005
- Income from beneficiary certificates		137,600
- Gain on trust management		58,974
- Gain on valuation of derivatives		677,777
- Gain on fair value hedged items		12,263
- Others		43,477

	(Won)	1,027,152

Other non-interest expenses
- Realized loss on trading securities	(Won)	48,605
- Contributions to special funds		90,253
- Provision for allowance		219
- Loss on valuation of derivatives		700,201
- Others		415,436

	(Won)	1,254,714

23. General and Administrative Expenses

General and administrative expenses for the six-month period June 30, 2004 are as follows:

(in millions of Korean Won)	Amount
Salaries and wages	(Won)	575,691
Retirement benefits (Note 12)		55,163
Other employee benefits		164,335
Rent		36,949
Depreciation		157,651
Amortization		44,327
Taxes and dues		60,150
Advertising		16,835
Ordinary Research and Development		61,459
Fees and commissions		44,331
Others		98,735

	(Won)	1,315,626

See Report of Independent Accounts

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

24. Non-Operating Income (Expenses)

Non-operating income (expenses) for the six-month period ended June 30, 2004 are as follows:

(in millions of Korean Won)	Amount
Non-operating income
- Gain on disposal of fixed assets	(Won)	1,688
- Rent income		1,456
- Unrealized gain on investment in associates		16,479
- Realized gain on available-for-sale securities		87,417
- Realized gain on held-to-maturity securities		1,509
- Realized gain on investment in associates		79
- Reversal of impairment loss on available-for-sale securities		—
- Gain on sale of loans		66,810
- Others		98,841

		274,279

Non-operating expenses
- Loss on disposal of fixed assets		1,537
- Loss on investment in associates		—
- Realized loss on available-for-sale securities		9,893
- Realized loss on held-to-maturity securities		—
- Impairment loss on available-for-sale securities		59,759
- Early retirement benefits		50,029
- Loss on sale of loans		155
- Others		56,092

		177,465

	(Won)	96,814

25. Income Tax Expense

Income tax expense for the six-month period ended June 30, 2004 is as follows:

(in millions of Korean Won)	2004
Income tax payable	(Won)	57,308
Deferred income taxes from temporary differences		83,071
Retained earnings and other capital surplus adjustments 1*		(576)

Income tax expense	(Won)	139,803

1*	Income tax effect from the change in retained earnings from loss on disposal of treasury stock.

See Report of Independent Accounts

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The statutory income tax rate applicable to the Bank, including resident tax surcharges, is 29.7% for the years ended December 31, 2002 and 2003. However, due to tax adjustments, the effective tax rate for the period ended June 30, 2004 is 31.26%. The statutory income tax rate of 29.7% is applied for deferred income tax assets (liabilities) that will be realized before 2005 while the statutory income tax rate of 27.5% is applied for deferred income tax assets (liabilities) that will be realized after 2005, reflecting the 2% corporate tax rate cut from 2005. The basis for calculating the effective tax rate is as follows:

(in millions of Korean Won)	2004
Net income (loss) before income taxes	(Won)	447,364
Income tax expense based on the effective tax rate		132,867
Tax effects on adjustments
Adjustments to increase taxable income		64,931
Adjustments to decrease taxable income		(66,642)
Discount effect		8,647

Income tax benefit per statements of operations	(Won)	139,803

The significant changes in accumulated temporary differences and deferred income taxes for the six-month period ended June 30, 2004 are as follows:

(in millions of Korean Won)	Beginning balance		Increase	Decrease	Ending balance	Deferred tax asset (liability)
Allowance for loan losses	(Won)	299,023	445,087	227,577	516,533	(Won)	146,901
Accrued interest		(349,435)	(230,313)	(308,068)	(271,680)		(74,712)
Unrealized loss on securities		762,266	89,471	201,208	650,529		178,896
Unrealized loss on derivatives		(35,045)	24,498	(23,924)	13,377		3,679
Present value discounts		14,774	8,118	14,773	8,119		2,233
Allowance for losses on guarantees and acceptances		1,074	1,259	1,074	1,259		346
Accrued severance benefits		—	6,704	—	6,704		1,843
Stock options		26,211	29,281	26,211	29,281		8,052
Loss on fair value hedges		(1,502)	(12,262)	1	(13,765)		(3,785)
Accumulated depreciation		8,313	(33)	2,104	6,176		1,698
Other allowances		505,372	537,846	505,371	537,847		147,908
Others		104,471	(4,293)	(17,011)	117,189		32,227
Net operating loss carry-forward		567,825	(291,881)	275,944	—		—

	(Won)	1,903,347	603,482	905,260	1,601,569	(Won)	445,286

See Report of Independent Accounts

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

26. Earnings Per Share

The weighted average number of common shares outstanding for the six-month period ended June 30 and three-month period ended March 31, 2004 are calculated as follows:

	2004.6.30	2004.3.31
Number of common shares outstanding-beginning balance	336,379,116	336,379,116
Weighted average number of shares of treasury stock	(29,977,371)	(30,002,382)

Weighted average number of common shares outstanding	306,401,745	306,376,734

Details of the computation of the basic earnings per share (“EPS”) and basic ordinary income per share for the six-month period ended June 30 and three-month period ended March 31, 2004 are shown below.

	2004.6.30		2004.3.31
Net income (in millions of Korean Won)	(Won)	307,561	(Won)	151,258
Weighted average number of common shares outstanding		306,401,745		306,376,734

Basic earnings per share and basic ordinary income per share (in Won)	(Won)	1,004	(Won)	494

Details of the computation of the diluted EPS and diluted ordinary income per share for the six-month period ended June 30 and three-month period ended March 31, 2004 are shown below.

	2004.6.30		2004.3.31
Net income (in millions of Korean Won)	(Won)	307,561	(Won)	151,258
Weighted average number of common shares outstanding		306,518,191		306,376,734

Diluted earnings per share and ordinary income per share (in Won)	(Won)	1,003	(Won)	494

Potential common shares as of June 30, 2004 are as follows:

	Exercise Period	Shares Outstanding	Exercise Price
Stock options	2001.11.01 - 2012.03.23	2,121,020	(Won)5,000 – (Won)129,100

Net loss and basic loss per share for the year ended December 31, 2003 were (Won)753,348 million and (Won)2,311, respectively.

See Report of Independent Accounts

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

27. Assets and Liabilities Denominated in Foreign Currencies:

Significant assets and liabilities denominated in foreign currencies as of June 30, 2004 are the following :

	Total Balances			Major Denomination Currencies
	Millions of Korean Won		Thousands of US Dollars1*	Thousands of US Dollars	Thousands of EC Euro	Thousands of Japanese Yen
Assets
Cash	(Won)	174,415	$151,336	$65,398	€19,941	¥5,460,463
Due from banks		706,822	613,295	567,356	3,899	4,453,010
Securities		1,242,191	1,077,823	922,297	3,254	3,684,055
Loans in foreign currencies		3,976,529	3,450,351	2,305,361	100,982	103,007,629
Bills bought		670,278	581,586	551,614	17,826	710,727
Advances payments on acceptances and guarantees		2,051	1,779	1,779	—	—
Call loans		115,429	100,156	95,000	3,500	100,000
Liabilities
Deposits		1,900,982	1,649,442	827,440	22,311	75,136,305
Borrowings		2,964,870	2,572,556	1,942,704	63,048	53,186,684
Due to BOK		4,441	3,853	3,853	—	—
Call money		92,625	80,369	63,600	4,600	—
Debentures		828,334	718,728	593,788	—	—
Unsettled foreign exchange liabilities		41,906	36,361	19,127	209	220,778

1*	Foreign currencies other than US dollars are converted into US dollar amounts using the exchange rates provided by Seoul Money Brokerage Services, Ltd. at the balance sheet date.

See Report of Independent Accounts

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

28. Related Party Transactions

Significant transactions with related parties for the six-month period ended June 30, 2004 are as follows:

(in millions of Korean Won)		Amount
	Account	Balances		Transactions

KB Investment Co., Ltd.	Deposits	(Won)	10,222	(Won)	(193)
	Other liabilities		272		—
KB Data Systems Co., Ltd.	Deposits		10,366		(202)
	Other assets		30		—
	Other liabilities		2,712		(7,383)
KB Futures Co., Ltd.	Due from banks		75		1
	Other assets		69		—
	Deposits		5,514		(218)
	Borrowings		5,000		(18)
	Other liabilities		1,500		—
	Rent		—		41
	Commissions income		—		5
	Commissions expenses		—		(130)
KB Luxembourg S.A.	Due from banks		2,541		70
	Loans		—		181
	Borrowings		5,575		(145)
	Other liabilities		1		—
KB International Ltd.(London)	Due from banks		643		29
	Loans		213,213		1,016
	Other assets		349		637
	Borrowings		208,703		(22)
	Other liabilities		534		(1,490)
	Commissions expenses		—		(1,140)
Kookmin Finance H.K. Ltd.	Due from banks		48,022		49
	Loans		272,180		1,845
	Other assets		564		—
	Borrowings		228,696		(1)
	Commissions expenses		—		(1,113)
KB Asset Management	Deposits		17,922		(531)
	Other liabilities		137		—
KB Real Estate Co., Ltd.	Loans		25,022		1,005
	Deposits		1,744		(32)
	Other liabilities		1,755		—
	Other assets		7		—
	Rent		—		62
Jooeun Industrial Co., Ltd.	Loans		124,949		—
KB Credit Information Co., Ltd.	Deposits		11,441		(167)
	Other liabilities		7,899		—
	Commissions expenses		—		(16,405)
	Rent		—		70

See Report of Independent Accounts

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

(in millions of Korean Won)	Account	Amount
		Balances		Transactions
KB Life Insurance Co., Ltd.	Other assets	(Won)	1,678	(Won)	—
	Deposits		164		—
	Other liabilities		2,010		—
	Commissions income		—		1,649

29. Transactions with Financial Institutions

The assets and liabilities arising from transactions with financial institutions for the six-month period ended June 30, 2004 are as follows:

(in millions of Korean Won)	Description	Bank of Korea		Other Banks		Other Financial Institutions		Total
Cash and due from banks	In Won	(Won)	4,181,282	(Won)	6,011	(Won)	140,000	(Won)	4,327,293
	In foreign currencies		44,677		659,378		2,767		706,822

			4,225,959		665,389		142,767		5,034,115

Loans	In Won		—		9,452		945,914		955,366
	In foreign currencies		—		888,915		17,936		906,851
	Others		—		2,456,909		629,051		3,085,960

			—		3,355,276		1,592,901		4,948,177

Deposits	In Won		—		1,430,502		1,435,662		2,866,164
	In foreign currencies		—		—		850,000		850,000

			—		1,430,502		2,285,662		3,716,164

Borrowings	In Won		942,933		179,683		5,862		1,128,478
	In foreign currencies		—		2,166,445		17,039		2,183,484
	Others		4,441		92,625		1,620,300		1,717,366

			947,374		2,438,753		1,643,201		5,029,328

Debentures	In Won		—		—		146,900		146,900
	In foreign currencies		—		828,334		—		828,334

			—		828,334		146,900		975,234

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

30. Interest Bearing Assets and Liabilities

Interest bearing assets and liabilities as of June 30, 2004 and the related interest income and interest expenses for the six-month period then ended are as follows:

(in millions of Korean Won)	Average Balance		Interest Income		Average Yield (%)
Assets
Due from banks	(Won)	3,648,676	(Won)	4,138	0.23
Securities		23,705,431		528,510	4.48
Loans		140,422,167		5,286,060	7.57

	(Won)	167,776,274	(Won)	5,818,708

Liabilities
Deposits	(Won)	131,367,968	(Won)	2,018,923	3.09
Borrowings		11,761,810		179,322	3.07
Debentures		17,308,415		530,500	6.16

	(Won)	160,438,193	(Won)	2,728,745

31. Operations of the Trust Accounts

The summarized statement of assets and liabilities of the trust accounts as of June 30, 2004 are categorized into principal or dividend guaranteed money trusts, performance money trusts and property trusts, as follows:

(in millions of Korean Won)	Guaranteed Money Trusts		Performance Money Trusts		Property Trusts		Total
Securities	(Won)	2,856,922	(Won)	4,173,974	(Won)	863,440	(Won)	7,894,336
Loans		182,187		253,240		—		435,427
Receivables		—		—		13,857,442		13,857,442
Due from banking accounts		220,414		301,823		128,221		650,458
Present value discounts		(500)		—		—		(500)
Allowance for loan losses		(54,988)		(44,365)		—		(99,353)
Other assets		190,307		152,360		1,188,442		1,531,109

Total assets	(Won)	3,394,342	(Won)	4,837,032	(Won)	16,037,545	(Won)	24,268,919

Trusts	(Won)	3,011,931	(Won)	4,556,053	(Won)	16,024,160	(Won)	23,592,144
Reserves for future losses		51,576		2,825		—		54,401
Other liabilities		330,835		278,154		13,385		622,374

Total liabilities	(Won)	3,394,342	(Won)	4,837,032	(Won)	16,037,545	(Won)	24,268,919

The Bank is liable as of June 30, 2004 for the following portion of the difference between the book value and fair value of principal and/or dividend guaranteed money trusts:

(in millions of Korean Won)	Book Value		Fair Value		Liability
Principal guaranteed money trusts	(Won)	3,287,010	(Won)	3,303,014	(Won)	—
Principal and dividend guaranteed money trusts		107,332		114,249		—

	(Won)	3,394,342	(Won)	3,417,263	(Won)	—

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The key results of operations from transactions between bank accounts and trust accounts, excluding securities investment trust, for six-month period ended June 30, 2004 are as follows:

(in millions of Korean Won)	Trust Account Related Income			Trust Account Related Expenses
Gain on trust management	(Won)	51,221	Interest expense on borrowings from trust accounts	(Won)	24,506
Early withdrawal penalties		51

	(Won)	51,272		(Won)	24,506

32. Business Combination with H&CB

The Bank entered into a business combination contract (“the Contract”) with H&CB on April 23, 2001 and obtained approval from the shareholders for such combination on September 29, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001. Under the Contract, the shareholders of the Bank and H&CB received 1 new common share of the Bank for every 1.688346 old shares of the Bank and 1 share of H&CB. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. Despite the legal form of consolidation, the business combination was accounted for as an acquisition with the Bank as acquirer of H&CB’s total assets of (Won)67,742,958 million and liabilities of (Won)64,381,185 million.

The Bank’s registration statement with the Securities and Exchange Commission of the United States of America was declared effective on September 10, 2001, and the new shares of the Bank are listed on the New York Stock Exchange as ADSs since November 1, 2001.

33. Merger with Kookmin Credit Card Co., Ltd.

The Bank obtained approval from its Board of Directors on May 30, 2003 to merge with Kookmin Credit Card Co., Ltd., (the “Subsidiary”) of which the Bank previously owned 74.27%, and merged with the Subsidiary on September 30, 2003.

The merger was effected through the issuance of 8,120,431 common shares by the Bank to the shareholders of the Subsidiary as of July 24, 2003, at a ratio of 0.442983 share of the Bank’s common stock for each share of the Subsidiary. The newly issued common shares due to this transaction constituted 2.4% of total outstanding shares of the Bank as of September 30, 2003.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

34. Statement of Cash Flows

Cash and cash equivalents as of June 30, 2004 as presented in the non-consolidated statements of cash flows are as follows:

(in millions of Korean Won)	Amount
Cash on hand	(Won)	2,600,621
Cash in foreign currencies		174,415
Due from banks in Won		4,350,847
Due from banks in foreign currencies		706,822

		7,832,705
Restricted deposits		(4,388,882)

	(Won)	3,443,823

Major transactions that do not involve cash inflows and cash outflows for the six-month period ended June 30, 2004 are presented as follows:

(in millions of Korean Won)	Amount
Unrealized gains on investment securities	(Won)	91,031
Write-off of loans		2,428,492
Increase in loan loss provision due to sales and repurchase of non-performing loans		173,502
Conversion of loans into equity securities		3,626

35. Business Segments

The following table shows the distribution of the Bank’s operations by business segment as of and for the six-month period ended June 30, 2004:

(in millions of Korean Won)
Account	Retail Banking		Corporate Banking		Capital Markets Activities		Credit Card Operations		Others		Total
Loans	(Won)	81,804,641	(Won)	44,703,039	(Won)	4,246,824	(Won)	8,373,359	(Won)	760,130	(Won)	139,887,993
Securities		—		81,660		23,828,500		145,885		490,764		24,546,809
Fixed assets		1,665,343		382,035		86,756		352,287		458,410		2,944,831
Other assets		1,682,856		420,291		12,864,422		162,234		2,245,087		17,374,890

Total assets	(Won)	85,152,840	(Won)	45,587,025	(Won)	41,026,502	(Won)	9,033,765	(Won)	3,954,391	(Won)	184,754,523

Operating revenue	(Won)	3,067,507	(Won)	1,688,287	(Won)	2,994,947	(Won)	1,519,961	(Won)	330,065	(Won)	9,600,767

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The following table shows the distribution of the Bank’s operations by geographical market as of and for the six-month period ended June 30, 2004:

(in millions of Korean Won)	Domestic		Overseas		Total
Loans	(Won)	139,434,453	(Won)	453,540	(Won)	139,887,993
Securities		24,544,149		2,660		24,546,809
Fixed assets		2,941,740		3,091		2,944,831
Other assets		16,697,173		677,717		17,374,890

Total assets	(Won)	183,617,515	(Won)	1,137,008	(Won)	184,754,523

Operating revenue	(Won)	9,574,969	(Won)	25,798	(Won)	9,600,767

36. Subsequent Event

The Bank executed a second debt-equity swap of (Won)362,250 million (loans amounting to (Won)348,364 million, corporate debt securities amounting to (Won)13,886 million) in July 28, 2004. As a result, the Bank acquired 72,450,000 registered common shares, with a par value per share of (Won)5,000 in LG Card Co., Ltd.

See Report of Independent Accountants